
02058823

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934


RECD S.E.C.
OCT 1 - 2002
1086

For the month of September, 2002

Origin Energy Limited
(Translation of registrant's name into English)


PROCESSED
OCT 04 2002
THOMSON
FINANCIAL

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.........   Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....   No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2002

TIME: 15:34:12

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3ST1 Progress Report



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 September 2002
From	Bill Hundy	Pages	3
Subject	**HOVEA 3ST1 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3ST1 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au



ASX Release

5 September 2002

Hovea 3ST1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 3 Sidetrack appraisal well (Hovea 3ST1), located in the onshore Perth Basin Production Licence L1, was running intermediate logs to a depth of 2120m RT (Carynginia Formation), prior to setting 7 ½" casing at 06:00 hours on Thursday, 5 September 2002.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3ST1 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3ST1)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/09/2002

TIME: 15:21:47

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 September 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 September 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,924,152	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,225,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 6 September 2002
Company Secretary

Print name: William M Hundy


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2002

TIME: 10:05:37

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3ST1 Progress Report



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	13 September 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 3ST1 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3ST1 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au



ASX Release

13 September 2002

Hovea 3ST1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that, at 07:00 hours WST on Friday 13 September 2002, the Hovea 3ST1 appraisal well located in the onshore Perth Basin Production Licence L1, was drilling ahead in 6 inch hole at a depth of 2258 metres RT to evaluate the High Cliff Sandstone gas target.

Casing has been set over the Dongara Sandstone oil column, which has been confirmed by wireline logging to be similar in thickness and have the same excellent reservoir quality as that cored in Hovea 3.

Drilling to the High Cliff target, proven to be gas bearing in Hovea 2 is prognosed to take 6 days with wireline logging and evaluation to follow. After appraisal of the gas bearing interval it is proposed that the well will be completed over the Dongara Sandstone oil zone. Depending on the extent of evaluation required at the secondary target, production from the well is expected to commence by early October.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3ST1)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/09/2002

TIME: 14:32:18

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3ST1 Progress Report - 16/09/2002



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 September 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 3ST1 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3ST1 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au



ASX Release

16 September 2002

Hovea 3ST1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that, at 07:00 hours WST on Monday 16 September 2002, the Hovea 3ST1 appraisal well located in the onshore Perth Basin Production Licence L1, was preparing to run a velocity survey at a total depth of 2500 metres.

Hovea 3ST1 was designed to intersect the High Cliff Sandstone section at a level significantly lower than Hovea 2 and provide information on the possible down-dip extent of the gas column discovered at Hovea 2. Hovea 3ST1 intersected the High Cliff Sandstone on prognosis but, despite being of very good quality, was found water bearing at this location.

A number of sands higher in the well in the Irwin River Coal Measures, whilst of poorer quality, recorded good gas shows whilst drilling and indications of hydrocarbon saturation on wireline logs. It is proposed that one or more of these zones be drill stem tested to establish whether they are capable of flowing hydrocarbons at commercial rates.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3ST1)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/09/2002

TIME: 17:39:36

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of announcement regarding:

US Roadshow Presentation



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 September 2002
From	Bill Hundy	Pages	54
Subject	**US ROADSHOW PRESENTATION**		

Please find attached a copy of a presentation that Managing Director Mr Grant King and Executive Director Mr Bruce Beeren will deliver to institutional investors in the United States.

A copy of this presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au



US Roadshow
September 2002

Presentation overview

- Overview
  - Australian energy market
  - Origin Energy
- Financial Review
- Outlook
- Operational Review
- Appendices

Origin energy

Origin energy

Australian energy market

End use sales of electricity, natural gas and LPG are around $25 billion pa. Sales of related products and services are estimated at a further $6.5 billion per annum

A GROWING MARKET

- Growth in domestic demand for energy has averaged over 4% per annum over the last 20 years even through times of recession
- Growth in demand to continue with ABARE predicting compound growth of 3.4% for natural gas and 2.3% for electricity over the next 20 years



Australian End Use Energy Sales
and Growth in GDP
Energy Sales (PJe)
GDP (%)
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
1981
1986
1991
1996
Financial Year Ending June 30
Electricity
Natural Gas
LPG
GDP (YOY % Change)

Source: ABARE, Access Economics

A GROWING COMPANY

- Since listing in February 2000, Origin's revenue will have approximately doubled to exceed A$3 billion by June 2003
- While Origin is one of the largest participants in the domestic energy market our share of sales is still less than 10%

Origin has been implementing strategies that have resulted in significant growth and expects to be able to continue this growth in the years ahead

Origin energy

The structure of Australian gas and electricity markets has changed significantly since deregulation began in the mid 90's

A CHANGING INDUSTRY

- Industry has separated into contestable and regulated segments with economic regulation limiting returns on network assets
- By 2003 majority of energy consumers will be able to choose their energy supplier
- Large customers will increasingly contract with producers and generators
- Commodity (price) and asset stranding risks have increased as market monopolies fade
- Over $52 billion of energy assets have changed owners at least once since 1995



Transmission and Distribution Networks
Renewables
Coal & Oil
Generation
Wholesale Pool
Gas Production
Energy Retailer
Large Industrial
Small & Medium Enterprises
Residential
Contestable segment
Regulated segment
Origin Energy
Retail Market
Physical contracts
Financial contracts

OUR RESPONSE

- Focused primarily on contestable segments where there is greater potential for growth and higher returns
- Developed skills and invested in areas so Origin can offer better choice of energy products and services than competitors
- Positioned as both producer and retailer to maintain access to entire market
- Developed internal hedges and competitiveness of assets to reduce commodity and stranding risk
- Maintained a strong financial position to allow opportunities to be taken as they arise

Companies pursued different strategies in response to this change.

	Gas Prod'n	Power Gen.	Retail	Net-works
Australian Entities				
Origin	●	●	●	●
AGL		●	●	●
BHP	●			
Woodside	●			
Santos	●			
Listed < A$1 billion	6+	2	-	5
International				
TXU		●	●	●
Other	1	9	-	4
Government	-	7	6	8

- Asset sales attracted overseas participants, but many misjudged the profitability & constraints of individual market segments. Many are now leaving Australia
- Privatisation of electricity assets in NSW and Qld has not proceeded, leaving several Government owned participants

Origin focuses on the competitive segments of production, generation and retail

Origin energy

Origin's strategy has been to focus on the competitive segments of the energy industry and pursue opportunities that are characterised by the ability to:

- Develop sustainable competitive advantage
- Identify additional value through operational or strategic synergies
- Establish internal hedges against other exposures and reduce the overall risk in the business; and
- Access and use skills that will provide new opportunities for growth and can leverage into other areas of related business (eg oil exploration, infrastructure management)

The implementation of this strategy provides reliable and growing cash flows despite variations at the segment level


Origin
energy

In the last two years revenues have increased by 60%, profit after tax is up 70%, operating cash flow has doubled, and the scope of operations increased substantially

	Jan 2000	Aug 2002	% change
Upstream Reserves (PJe*)	1,023	**1,530	50%
Generation Interests (MW)	350	598	71%
Retail customers (million)	1.2	2.1	75%
Annual Retail Sales (energy basis - PJe*)	133	***194	46%
Networks under management (kms)	16,850	18,900	12%

* PJe - Petajoules equivalent
** Approximate: Audited 2P Reserves at June 30 plus Scope for Recovery at 30 June, plus reserves from CSG acquisition July 2002
*** Includes annual sales volumes from CitiPower electricity retail business


Origin
energy

Market capitalisation has grown threefold over the last two years.........


Origin Energy Market Capitalisation vs. the All Ordinaries Index
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
400
300
200
100
0
Origin Market Capitalisation A$ millions
Normalised Aust. All Ords Index
Origin Energy Market Capitalisation (LHS)
Normalised Aust. All Ords Index (RHS)
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02

- Overseas investors held less than 3% of the stock in the first six months post demerger
- International shareholders now hold about 10% of the stock
- Most large Australian funds are now represented strongly on the register
- Origin retains retail appeal with around 110,000 shareholders

....and Origin has moved from outside the ASX 100 to near the ASX 50

Origin energy

Liquidity has also increased significantly


Origin Energy Liquidity over 3 month intervals
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
A$ millions traded per 3 months
Mar - May '00
Jun - Aug '00
Sep - Nov '00
Dec 00 - Feb '01
Mar - May '01
Jun - Aug '01
Sep - Nov '01
Dec 01 - Feb '02
Mar - May '02
Jun - Aug '02

- In the last 6 months 41% of the stock has turned over, and 74% in the last year (on a volume basis)
- The peak in the Mar - May 02 period included the sale of a stake of nearly 5% of issued capital by ABN Amro.
- Daily average share turnover has increased from less than 1 million shares per day in late 2000 to over 2.1 million share a day in the last 6 months.

Origin energy

Origin has outperformed most comparable companies when measured on a TSR basis


TSR
1 March 2000 to 10 September 2002
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
ORIGIN ENERGY
FOODLAND
WOOLWORTHS
LEIGHTON
WESFARMERS
JUPITERS
BORAL
CC AMATIL
AMCOR
SANTOS
CSR
LION NATHAN
JAMES HARDIE
GOODMAN FIELDER
NATIONAL FOODS
ORICA
WESTFIELD HOLDINGS
TAB (NSW)
WOODSIDE
RIO TINTO
QANTAS
AGL
ILUKA RESOURCES
TABCORP
SOUTHCORP
GWA INTERNATIONAL
BHP
WMC
BRL HARDY
MAYNE NICKLESS
ARISTOCRAT LEISURE
FOSTERS BREWING
UNITED ENERGY
MIM HOLDINGS
HARVEY NORMAN
CSL
COLES MYER
PACIFICA
PACIFIC DUNLOP
FUTURIS
SMORGON STEEL
BRAMBLES
TELSTRA
VILLAGE ROADSHOW
LEND LEASE
OIL SEARCH
FCL FORESTS
BRITISH AMERICAN TOBACCO
ENERGY DEVELOPMENTS
Southern Pacific Petroleum NL
HUTCHISON TELCO
• Origin has provided a TSR of over 50% on an annualised basis measured from 1 March 2000 (1 week after listing)
• Comparison is made to a variety of comparable companies selected at the time of the demerger. The performance of other energy companies is highlighted

Origin energy

Origin energy

Financial Review

Profit & Loss

	Jun 00 ($m)	Jun 01 ($m)	Jun 02 ($m)
Total revenue	1,530	1,687	2,437
EBITDA	271	305	405
EBIT	131	173	231
Net interest expense	(30)	(32)	(43)
Tax expense	(23)	(38)	(54)
Outside equity interests	(3)	(6)	(5)
PAT	75	98	129
Earnings per share (cents)	13.3	17.1	20.2
Free cash flow per share (cents)	12.6	29.7	40.2
Return on equity	6.2%	7.6%	8.1%

Origin energy

Revenue has grown 70% over the last two years largely as the result of acquisitions in the Retail segment


3,000
2,500
2,000
1,500
1,000
500
0
A$ millions
1,530
1,687
2,437
Total Revenue
'00 '01 '02

- The increase from 01 to 02 is driven by contributions from the Powercor electricity retail business purchased in June 2001, offset by lower oil production and prices
- Further growth is assured next year through
  - CitiPower electricity business (~$650 million)
  - Lower payments to the Victorian Government (~$90 million)
  - Full year of higher electricity and natural gas tariffs ($30 - $40 million)

Origin energy

EBITDA has grown by nearly 50% over the last two years


450
400
350
300
250
200
150
100
50
0
A$ millions
271
305
405
EBITDA


'00 '01 '02

- EBITDA growth has been driven by contributions from the electricity and LPG areas of Retail
- The coming financial year will again show improvement from
  - CitiPower contribution ($25 - $30 million)
  - Lower payments to the Victorian Government (~$18 million)
  - Full year of higher electricity and natural gas tariffs ($30 - $40 million)

Origin energy

Earnings per share has grown over 50% through the last two annual results


45
40
35
30
25
20
15
10
5
0
cents per share (A$)
CFPS EPS DPS
19
13
6*
30
17
4+
40
20
5+
'00
'01
'02

* Final Dividend - unfranked
+ Total Dividend - fully franked

- Origin's capital base increased by 11% following the share placement and share purchase plan in July and September 2001
- Cash flow per share has more than doubled in 2 years
- EPS has increased 23% on a compound basis
- Dividends in the last two years have been limited to the amount payable fully franked
- P/E ratio is 18 - 19 times '02 earnings
- Market capitalisation is now 9 times free cash flow

Origin targets a growth in EPS of 10 - 15% pa

Origin energy

Funding & Interest

	Jun 00	Jun 01	Jun 02
Net debt ($m)	431	727	633
Total equity ($m)	1,240	1,328	1,626
Net debt to equity (%)	35%	55%	39%*
Net interest expense ($m)	(30)	(32)	(43)
Net interest cover (x EBIT)	4.4	5.5	5.4
Average interest rate	7.5%	6.7%	6.6%

- January 2002 - Debt Issuance Program announced and followed by refinancing of bank funding via:
  - $185 m commercial paper
  - $180 m 5 year medium term note
- BBB+ Credit Rating re-affirmed post CitiPower acquisition

* Rises to 49% at end of August at settlement of CitiPower acquisition

Capital expenditure has focussed on growth, while SIB capex is less than half depreciation and amortisation

	Jun 00 ($m)	Jun 01 ($m)	Jun 02 ($m)
Growth			
Exploration & Production	47	56	74
Retail	1	11	70
Generation	29	46	46
Networks	0	0	0
Corporate	2	2	0
Growth capital expenditure	78	116	190
Acquisitions	57	330	*148
Stay in business	67	83	65
Total capital expenditure	202	529	403

*Includes Worsley $70m, CSG $50m, Envestra interests $15m, Gasmart $8m.

Does not include the July 2002 acquisition of CSG assets and the CitiPower retail business

Origin energy

Operating cash flow after tax over funds employed (OCAT Ratio) is our primary performance measure.......

	Jun 00 ($m)	Jun 01 ($m)	Jun 02 ($m)
EBITDA	271	305	405
Non-cash items	(8)	(8)	(17)
Change in Working Capital	(20)	11	16
Stay in business CAPEX	(67)	(83)	(65)
Tax/Subvention Payments	(36)	(24)	(40)
OCAT	140	201	299
Net Interest Paid	(33)	(31)	(43)
Free cash flow	107	170	256
Funds Employed	1,692	1,891	2,189
OCAT Ratio	8.3%	10.6%	13.7%


.....and significantly exceeds our cost of capital
Origin
energy

At the segment level Origin uses a before tax target of 15% OCFR. This was met by all segments except generation

Segments OCFR	Jun 01	Jun 02
Exploration & Production	22.8%	16.7%
Retail	1.6%	16.4%
Generation	6.2%	10.7%
Networks	18.0%	16.8%

Low summer pool prices depressed Generation earnings but lowered Retail costs. Lower oil prices affected E&P but improved Retail (LPG)


Origin
energy

Each business is now making a contribution in line with funds invested



63
137
287
1,939

Revenue (2,427)



30
23
186
173

Ebitda (413)



23
26
125
179

Operating Cash Flow (353)



E&P
Retail
Generation
Networks

Numbers in brackets are totals in $millions for the 4 businesses excluding corporate



213
152
750
1,093

Funds Employed (2,208)

- Retail revenue reflects high volume low margin business
- Gross margin in E&P reflects capital intensity of the business
- Retail business requires little ongoing SIB capex



Origin
energy
Outlook

Origin has increased profit by over 70% since the demerger. The profit outlook includes.....



Profit After Tax (A$ million)
140
120
100
80
60
40
20
0
FY 99/00
FY 00/01
FY 01/02

Positives

- Contribution from the CitiPower retail business from July 02
- Full year contribution from higher electricity & natural gas tariffs
- Retained Profit ceases 1 Oct. 02
- Full year contribution from Quarantine power station

Negatives

- Integration costs of retail business
- Higher depreciation charges associated with retail systems
- Higher cost of retail churn and customer management
- Lower oil production

.....and Origin expects a further increase in profit in the coming year

Profit sensitivities and hedging

Sensitivities (inclusive of hedging)	
Oil price US$1 inc/dec	A$1.2 m inc/dec
US$ 0.01 inc/dec	A$0.8 m dec/inc
1 degree day colder/warmer	$0.05m inc/dec (natural gas only)
Interest rate 1% inc/dec	A$1.8 m dec/inc
Hedging	**2002/03**
Oil price	
% hedged	53%
Average hedge price	> US$23
USD	
% hedged	51%
Average hedge price	<53.5 US cents
Electricity	
Peak Cover (extreme summer)	101%
Energy Cover (average demand)	103%

Natural hedging in the business, together with external hedges, reduces earnings risk



Origin
energy



Origin's strategic focus continues to provide opportunities for growth
* Projects contributing in the FY 01 / 02
Projects initiated but not yet contributing
* Acquisition of Fairview / Durham coal seam gas assets
New CSG Contract (AMC)
Perth Basin gas and oil discoveries
* Quarantine power station : 96 MW
* Integration of Powercor retail business and tariff increases
CitiPower retail business Integration
* Worsley Cogeneration : 120 MW
SEAGas pipeline
Commercialisation of BassGas project
Offshore Otway Basin appraisal and development
Origin energy
Page 25



Growth will be driven by development of new projects funded from balance sheet and strong cash flows
Growth capital expenditure estimates compared with FY 02 free cash flow
Annual Expenditure (A$ million)
350
300
250
200
150
100
50
-
01/02
02/03
03/04
04/05
05/06
Current Free Cash Flow $256 million per year
Ongoing projects
CSG
Quarantine (CCGT)
Quarantine (OCGT)
FRC
SEA Gas
Otway
Bass Gas
Accquisitions
• Growth opportunities will require significant capital expenditure over the next few years
• This will largely be funded through cash flows, plus utilisation of strong balance sheet & debt capacity
• Interest expense is likely to rise and returns may be lower while these projects are under construction before contributing substantially to earnings from 04/05
• Any further significant acquisitions would likely require an equity raising
Origin energy
Page 26

Origin will continue to deliver value to shareholders through:

- A strategic position that has differentiated Origin from other energy companies in Australia
- A focus on risk management and improving the performance of existing businesses
- Growth from prospects generated within the business and acquisition of value adding businesses

Origin maintains the long term goal of achieving growth of 10-15% pa and expects to continue to achieve this over the next few years



Origin
energy

Operational Review

Exploration & Production: EBITDA decreased 7% to $186.2m following asset sales and lower oil prices



External Sales Revenue & EBITDA ($m)
300
250
200
150
100
50
0
Jun-02
Jun-01
140
120
100
80
60
40
20
0
Capex ($m)
Revenue
EBITDA
Capex *

* Does not include acquisitions

- Lower sales volumes and prices for oil decreased revenue by $15m ($34m before hedging)
- Increased gas sales from Cooper and CSG offset these declines
- OCA confirmed its position as Australia's leading CSG producer through acquisition of interests in the Fairview and Durham areas
- Significant progress was made towards the commercialisation of offshore gas discoveries
- Significant new discoveries of oil and gas were made in the Perth Basin.



Origin has significantly increased 2P reserves through the year

Proved and Probable Reserves (PJe*)	Jun 02
2P reserves at start of year	975
+ Additions and Revisions	248
- Production	83
2P reserves at end of year	1,140
Net 2P reserves added	165
Net increase in 2P reserves	17%
Scope For Recovery category	*230*
2P reserves added through acquisition post June 30	*160*
Approximate reserves - all categories	*1,530*

* PJE - petajoule equivalent - a measure of energy



OCA continues to build its CSG capabilities and enhance its position as the largest CSG producer in Australia



Fairview Field
ATP 526P
PL 90
PL 91
ATP 592P
PL 92
PL 100
San Juan Fairway
Duke Pipeline
Injune
PLA 125
ATP 70P
PLA 123
Durham Field
PLA 128
Bandanna Subcrop area
10 km
149 00 00 E
149 27 0

- Full year of gas sales from the Peat field to Bulwer Island
- Invested $49 m during FY 02 and a further $47m in July 02 in acquiring ~25% of Fairview and ~75% of Durham fields
- Recent appraisal of Fairview field increased reserves in the Fairview and Durham trend to in excess of 1,100 PJ. An appraisal program on has Durham commenced. Full field reserves could ultimately reach 6,500 PJ.
- Contract to supply 5.4PJ pa to AMC announced July 02
- The blue line is the outline of the Palmer Fairway of the San Juan Basin in the US - producing over 700 PJ/a

Steady progress has been made in the commercialisation of offshore gas resources in SE Australia

BassGas Project ($450 m)

- Origin Energy entered into GSA to purchase all sales gas from 95% of JV
- Equity in the Yolla field increased from 30% to 37.5%
- EPIC contract awarded to Clough Engineering
- EES/EIS study completed - awaiting response from Government
- First gas late 2004

Otway Basin ($600+ m)

- Thylacine discovery appraised in Sept 01, Geographe Nth Oct 01
- Origin equity 30% in both fields
- Feasibility study undertaken environmental approvals now underway
- August 02 Woodside signed conditional GSA with TXU
- First gas early 2006



Origin energy

Origin's long term commitment to the Perth Basin was rewarded in 01/02 with several discoveries


0 20 40 60 80 100
KILOMETRES
WA226P
Location Map
Western Australia
Geraldton
Perth
Geraldton
Hovea Oil Discovery
Dongara
Cliff Head Oil Discovery
Beharra Springs Gas Field

- Beharra Springs North 1 - new field gas discovery commenced production in July 02
- Hovea 1 - 8 metre oil column in the first commercial oil discovery since 1966
- Large 3D survey extended over Beharra Springs and Hovea trends in late 2001
- Hovea 2 - discovered gas in secondary objective High Cliff Sandstone
- Hovea 3 - 26m oil column confirms Hovea 1 discovery
- Origin became Operator of WA-226-P (offshore). Highly prospective - similar structural style to the Cliff Head block and containing residual oil column in Livet 1

Page 33

Retail: EBITDA increased 161% to $173.5 million primarily as a result of increased electricity sales


External Sales Revenue ($m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Jun-02
Jun-01
200
180
160
140
120
100
80
60
40
20
0
EBITDA & Capex ($m)
Revenue*
EBITDA
Capex+

* Includes agency sales in Victoria
+ excludes acquisitions

- Contributions from electricity retail business ahead of expectations, plus strong contribution from LPG and natural gas despite mild weather
- EBITDA enhanced by favourable wholesale position of "Powercor" hedge book - purchase price amortised below EBITDA line
- Successfully implemented FRC for electricity - well prepared for natural gas in Victoria
- Improved Commodity Risk Management systems
- Gasmart acquisition & rebranding
- Established leading "green" position
- Origin Energy achieved a brand leadership position in Victoria having improved unprompted awareness from 23% to 46%

Page 34

Retail business: all areas contributed to the result

	Natural Gas *	Electricity **		LPG
Revenue (A$M)	803	825	(650)	402
Gross Margin (A$M)	96	160	(60)	113
Sales - (PJ)	118	-		-
Sales - (TWh)	-	8.4	(6)	-
LPG (Ktonnes)	-	-		489
Total Sales (PJe)	118	30.4	(22)	24.1
Customer # ('000)	986	582	(260)	209

* Gross revenue received from customers (including Retained Profit component). Gross Margin is after payment of Retained Profit.
** Data in brackets represents expected additional contribution of CitiPower electricity retail business



LPG has benefited from a focus on costs and disciplined pricing, improving returns despite lower volumes



Average International Propane Price
Propane Price ($A)
1000
800
600
400
200
0
FY 00 / 01
A$574
FY 01 / 02
A$443
Jul-00
Jan-01
Jul-01
Jan-02

- Business improved from marginal profitability to in excess of 20% OCFR
- Debtor performance improved significantly, improving cash flow and reducing funds employed
- Wholesale LPG prices reduced by 20% compared to prior period (after increasing 150% between FY99 & FY01)
- Volumes down 11% (mostly Autogas) as higher prices reduced attraction of LPG as an alternative fuel



The company is well prepared for FRC in mass markets





Electricity

- Major systems enhancement and consolidation project completed
  - gives a compliant marketing, sales and customer service capability for existing contestable markets
  - will be further enhanced to manage natural gas contestability in Victoria in October
- No new systems introduced but leverages existing ones
  - will be used as the platform to which CitiPower customers will be migrated to

Natural Gas

- Systems are in the process of further enhancement to manage natural gas contestability in Victoria in October

Origin energy

Page 37

Generation: EBITDA up 22% to $30 million largely due to contributions from Worsley and Quarantine


External Sales Revenue & EBITDA ($m)
70
60
50
40
30
20
10
0
Jun-02
Jun-01
50
40
30
20
10
0
Capex ($m)
Revenue
EBITDA
Capex*

* excludes acquisitions

- Quarantine power station on line in late December 2001 on time and under budget
- Mild summer resulted in low pool prices depressing earnings in the merchant sector
- Worsley acquisition completed in May 2002. Full year contribution booked in second half
- Bulwer Island rectification program improved availability in second half

Origin energy

Page 38

Recent investments in Generation will progressively reach earnings potential through 2001 & 2002


Merchant plant
Contract plant
Quarantine Power Station: 96 MW
Worsley Cogen: 60 MW
Bulwer Is. Cogen: 16 MW
Lad. Grove 2: 40 MW
Ladbroke Grove 1: 40 MW
Roma: 74 MW
Osborne Cogen: 90 MW
Small Cogen: 16 MW
Equity Interest (MW)
500
450
400
350
300
250
200
150
100
50
0
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

Equity Megawatts shown here - total installed capacity 598 MW

- Experience in developing small cogeneration systems was used to develop larger cogeneration units and then expand into merchant generation
- Contracted plants are often developed with other parties
- Merchant plants are 100% Origin investments and provide a natural hedge against wholesale electricity price volatility


Origin
energy

Page 39

Origin is well positioned in the growing renewable energy market in Australia


RECs (GWh)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Calendar Years

- Legislation requires that by 2010 nearly 10,000 GWh of electricity comes from renewable sources
- Origin currently contracts from wind sites and is developing its own generation capacity (testing 4 sites with capacity of 100 MW)
- Origin has captures a 50% share of Victorian market for grid connected solar photovoltaic systems
- Since 1998 Origin has invested over $6 million in R&D for solar cells and power inverters

Origin also has Australia's leading green electricity product "GreenEarth"


Origin
energy

Page 40

Networks: EBITDA increased 4% to $22.9 million as a result of increased management fees and higher distributions from Envestra



Jun-02
Jun-01
EBITDA ($m)
Capex ($m)
30
25
20
15
10
5
0
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
EBITDA
Capex*

* excludes acquisitions

- Investment in Envestra increased by $15.2 million as part of rights issue
- Higher distributions from Envestra
- Over 24,000 new customers connected
- 290 km of new mains
- 140 km of mains replaced
- Management fees under Envestra haulage agreement increased from 2.5% to 3% for SA, Qld, NT



Origin
energy

The SEA Gas project met financial close late May and is on target to deliver first gas in early 2004



$600m
Adelaide
Quarantine
Power Plant
$80m
SEA Gas
Pipeline
$500m
Pelican Point
Expansion
$200m
Victoria
Retail
Market
SA
Retail
Market
Melbourne
Regional
Market
Dev't
Minerva
Gas Field
$200m
Yolla
Gas Field
$400m
Geographe /
Thylacine
Gas Fields
$500m
Projects in which Origin Energy has direct interests

- $500 million joint venture project between Origin, ANP and TXU
- 680 km pipeline
- Fully compressed capacity 125 PJ/a
- Origin has entered into long term agreements for up to 35 PJ/a capacity
- Pipe order placed and in production
- First gas January 2004



Origin
energy

Appendix

Major Australian energy assets transacted since 1994

Date of sale	Asset	Purchaser	$m
1994	Moomba-Sydney Pipeline	EAPL	534
1995	Pipeline Authority of SA	Epic Energy	304
	United Energy	Power Partnership	1,825
	Solaris Power	AGL	1,087
	Eastern Energy	Texas Utilities	2,127
	Powercor Australia	Scottish Power	2,150
	Citipower	Entergy	1,748
1996	Yallourn Energy	PowerGen consortium	2,428
	Hazelwood Power & Energy Brix	Hazelwood Power Partnership	2,357
1997	Loy Yang B	Edison Mission Energy	1,100
	Loy Yang A	Horizon Energy consortium	4,855
	Wang (Dongara-Perth Pipeline)	CMS Energy	120
	Boral Energy SA/Qld gas networks	Envestra	910
	Qld State Gas Pipeline	PG&E	163
	PowerNet Victoria	GPU	2,716
	Southern Hydro	Infratil Australia	391
1998	Dampier-Bunbury Pipeline	Epic Energy	2,407
	Qld State Gas Pipeline*	Duke Energy	200
	Citipower*	AEP	1,700
1999	Westar & Kinetic Energy	Texas Utilities	1,617
	Multinet & Ikon Energy	The Energy Partnership	1,970
	Stratus & Energy 21	Envestra/Origin Energy	1,670
	Ecogen Energy	AES Corporation	361
2000	Transmission Pipelines Australia	GPU International	1,025
	ETSA Utilities	CKI	3,500
	ETSA Utilities (retail)*	AGL	175
	Torrens Island Power Station	Texas Utilities	295
	AGL transmission pipelines	Australian Pipeline Trust	1,238
	PowerNet*	Singapore Power	2,175
	Powercor*	CKI	2,315
	Flinders Power	NRG	313
	Electranet	Macquarie Bank, ABB, Powerlink	938
	Alintagas	Utilicorp/public listing	971
	Yallourn (PowerGen's 49.9% interest)	China Light & Power	(est) 1,200
2001	Powercor retail business*	Origin Energy	315
	Worsley cogeneration	Origin Energy	69
	Gasnet float*	Public offering	(ev) 832
2002	Pulse	AGL	880
	CitiPower*	Origin Energy / CKI / HKE	1,555

* Assets resold

Gas reserves addressing eastern Australian markets


20%
44%
56%


Uncontracted Reserves - Others
Contracted rights - Other
Origin controlled reserves
Origin - Uncontracted Reserves
Origin - Contracted rights

- The total reserves pool can be divided into reserves still controlled by producers (uncontracted reserves) and reserves controlled by aggregates or end-users under contracts (contracted reserves)
- As a producer Origin Energy owns approximately 9% of the uncontracted reserves in eastern Australia and as a retailer has the rights to a further 11% of reserves under contractual arrangements.
- Origin therefore has effective control over the placement of 20% of the reserves addressing eastern Australian gas markets, more than any other market participant.
- This provides Origin with significant flexibility of supply and the ability to optimise gas sales into end use gas or power generation markets

Origin energy

Eastern Australian energy retailers

Market share by number of accounts

Includes electricity, natural gas and LPG


35%
65%


Government
List entities
Origin
Other listed entities

- The retail energy market has been through a period of significant change including the privatisation and in many cases resale of previously government owned businesses
- The market has consolidated from around 20 entities in 1995 to 10 corporations
- Amongst these 10 corporations are 7 Government owned entities in NSW and Queensland, and privatisation of these entities may yet occur
- Competition amongst the three listed companies will probably revolve around cost reduction and dual fuel billing

Origin energy

Australian Generation Plant Installed

(Total 42,000 Megawatts)



13%
87%
Coal
Oil & multi-fuel
Hydro
Gas and Renewables
Origin Energy
Other

Source: ESAA - Electricity Australia 2002, company data

- For almost a decade overhang of base load generation has provided sufficient capacity to service the growth in peak demand. However reserve margins are decreasing steadily in all States
- Gas fired generation is best placed to meet peak demand
- A more environmentally conscious world is also requiring renewable sources of generation and low greenhouse emission technologies such as gas fired cogeneration
- Origin currently owns 250 MW of gas fired peak generation capacity and has interests in 348 MW of installed cogeneration capacity

Origin energy

Australian Energy Transmission and Distribution Assets

(kilometres)



20%
80%
Electricity
Natural Gas
Natural Gas - Origin
Natural Gas - Other

- Origin owns 19.1% of Envestra which owns 18,900 kms of natural gas transmission and distribution networks
- Origin Energy Asset Management operates and maintains natural gas transmission and distribution networks throughout Australia
- This is a very predictable part of the business producing a steady return, but still has the potential to grow through the continued consolidation of this part of the industry

Origin energy

Key Gas Fields and Markets

Annual production in excess of 83 petajoules equivalent

Origin also has non-producing interests in the Bonaparte Basin and in New Zealand



Carnarvon Basin
Mt Isa
Coal Seam Gas (Peat, Fairview, Durham)
Gladstone
Perth Basin
Cooper Basin
Bowen/ Surat Basin
Brisbane
Perth
Sydney
Adelaide
Melbourne
Commercialisation of BassGas Project
Otway Basin
Offshore Otway Basin appraisal & development

Origin energy

Page 49

The natural gas business is concentrated in SA and Victoria where per capita consumption is highest, and is complemented by Origin's electricity position in Victoria



Queensland
Sales volume: 10 PJ
Customers: 80,000
Western Australia
Sales volumes: 5 PJ
Customers: 3
South Australia
(& North'n Territory)
Sales volume: 40 PJ
Customers: 330,000
New South Wales
Sales volume: 5 PJ
Customers: 20,000
Victoria - Gas
Sales volume: 55 PJ
Customers: 555,000
Electricity*
Sales volume: 14.4 TWh
Customers: 840,000

* Includes some wholesale electricity sales outside Victoria, and includes resent CitiPower acquisition

Origin energy

Page 50

The LPG business is concentrated on the east coast of Australia & near Pacific



Sea Terminal
LPG Depot
Darwin
Mareeba
Cairns
Townsville
Mackay
Mt Isa
Alice Springs
Gladstone
Maryborough
Brisbane
Burleigh Heads
Warwick
Glen Innes
Moree
Coffs Harbour
Kalgoorlie
Broken Hill
Tamworth
Port Macquarie
Wellington
Parkes
Newcastle
Sydney
Albany
Port Lincoln
Renmark
Wagga Wagga
Canberra
Adelaide
Ulladulla
Naracoorte
Jindabyne
Dandenong
Eden
Mt Gambier
Devonport
Launceston
Hobart

Total LPG sales (Aust & Pacific) : 488 kt
Total customer numbers: 206,000

Origin energy

Page 51

Major generation interests*

Merchant plant	250 MW
Major Contract plant	332 MW
Minor plant	16 MW
Total	598 MW



BP Bulwer Island cogeneration: 32 MW Contract
Roma power station: 74 MW Merchant
Worsley cogeneration: 120 MW Contract
Osborne cogeneration: 180 MW Contract
Quarantine power station: 96 MW Merchant
Ladbroke Grove power station: 80 MW Merchant

* Gross name plate capacity of plants in which Origin Energy has an interest

Origin energy

Page 52

Origin manages extensive networks and transmission pipelines across Australia

Transmission Pipelines (km)	
Victoria	331
South Australia	298
Queensland	19
New South Wales	323
Northern Territory	150
Western Australia	103
TOTAL	1,224

Distribution Networks (km)	
Victoria	7,960
South Australia	6,980
Queensland	494
New South Wales	2,271
Northern Territory	31
TOTAL	17,736



NT
WA
SA
Qld
NSW
Vic
Tas
Alice Springs
Palm Valley
Murrin Murrin
Dongara
Rockhampton
Gladstone
Bundaberg
Wide Bay
Brisbane
Peterborough
Whyalla
Port Pirie
Adelaide
Murray Bridge
Mt Gambier
Mildura
Moama
Berri
Riverland
Cobram
Albury
Shepparton
Melbourne
Sale

● Network locations

△ Transmission pipelines

Origin energy



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/09/2002

TIME: 12:38:58

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report/Top 20



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/09/2002

TIME: 12:36:44

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting



17 September 2002

The Manager, Listings
Australian Stock Exchange Limited
Exchange Centre
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

ANNUAL ACCOUNTS

We attach the audited accounts of Origin Energy Limited and controlled entities for the financial year ended 30 June 2002 comprising:

1. the Financial Statements

2. the Concise Annual Report including Directors' Report

3. Notice of Annual General Meeting and Proxy Appointment Form

These documents are being sent to shareholders today.

The enclosed Annual Report contains updated information on the company's hydrocarbon reserves as at 30 June 2002. The reserves are based on information compiled by Mr Peter Lansom, a full-time employee qualified in accordance with Listing Rule 5.11, who has consented to the inclusion of the reserves statement in the report and the form and context in which it appears.

We confirm that the Company will be treated as having lodged the reports with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

Bill Hundy
Company Secretary

02-9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

SERVICES

Crosswave's ultimate goal is to provide its customers with advanced, end-to-end data communications solutions via its high-capacity nationwide networks. Crosswave offers a variety of data communications services to its customers. We offer two main types of services: Network services, and Data Center services. Our Network services include the following services: Platform-type services and Other Network services. Platform services are comprised of multipoint-to-multipoint, high-volume data transmissions services, including our Wide-area Ethernet Platform Service and Wide-area IP Platform Service. Other Network services primarily consist of Leased Line Services (point-to-point, large-volume data transmission services) and Dial-up Port Service.

For more information on our services, please refer to Advanced Services on pages 48 and 49.

NETWORK SERVICES

Platform-type Services

- Wide-area Ethernet Platform Service
- Wide-area IP Platform Service

Other Network Services

Leased Line Services

- High-Speed Backbone Service
- Metro Wave Service
- International Backbone Service

Other Services

- Dial-up Port Service

DATA CENTER SERVICES

CUSTOMER BASE

Crosswave provides its services primarily to two segments of customers: network operators and large and medium-sized corporations. Network operators, such as carriers, ISPs, DSL or FTTH operators, and CATV operators, are fewer in number but can become very large customers generating large amounts of revenues for the Company. In the Japan's corporate segment, many Japanese blue-chip corporations have actively started switching their old network infrastructure to new types of broadband networks. The frame-relay or ATM (Asynchronous Transfer Mode) services, which have traditionally dominated corporate network systems in Japan, are currently being replaced by new services, including Ethernet services offered by Crosswave. As of March 2002, the total number of customers reached 224, comprised of 25 network operators and 199 corporations.

Steady Expansion of Customer Base


250
200
150
100
50
0
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
3/2001
3/2002

Shaping the future

A New Type of Carrier

Crosswave is a pioneer in the Japanese telecommunications market with a nationwide network exclusively dedicated to data transmission and with innovative services that opened a new market in Japan.









Crosswave is a pioneer in the Japanese telecommunications market. The Company was the first in Japan to offer a communications network infrastructure exclusively dedicated to data transmission. Additionally, Crosswave was the first to offer services that emphasize compatibility with computer networks utilizing a diversified infrastructure. This innovative service offering opened a new market in Japan by providing corporate customers with the opportunity to upgrade to a more advanced, and efficient communications infrastructure.

Crosswave's approach is to continually develop advanced, demand-driven, value-added services and to build an infrastructure designed to leverage the strengths of those services. In contrast with infrastructure-driven telecommunications companies, we have been able to invest efficiently with an extremely small capital base. We are not, however, "a carrier's carrier." In that sense, Crosswave has a unique market position that is fundamentally different from those of existing communications carriers.

The use of broadband by individuals in Japan is growing rapidly, and in the future demand for higher-capacity, higher-speed data communications services in the corporate sector is also expected to expand. The superiority of Crosswave's Wide-area Ethernet Platform Service is widely recognized in the marketplace, and the Company has established one of the best positions in the industry to benefit from the further development of that market. Japan's data communications market is now entering a period of full-fledged growth, and in this environment the Company will be able to take advantage of its pioneering position. As a new-era network solutions company, we believe that we will play a leading role in the market while further bolstering our market competitiveness.

Crosswave's Solutions for Corporate Network Infrastructure


Customer's Private Segment
Crosswave's Infrastructure, Data Centers & Services
Customer's Public Segment
Strategic cooperation with IIJ
Branch
Laboratory
Branch
Wide-area Ethernet Platform Service
Head-quarters
Factory
Support Center
Data Center System
Firewall
Router
Switch
Partners
Customers
Internet
IP-VPN
Office
Office
Distributors
Sources

Shaping the future

Unique Infrastructure Policy

Our approach to developing infrastructure is to invest only what is necessary to meet future demand.







The advanced network services offered by Crosswave are made possible by the Company's infrastructure, including its domestic network and directly linked data centers. In the period immediately after our founding, we chose to invest only in the minimum infrastructure needed to provide our distinctive services.

Our approach to developing infrastructure is to invest only what is necessary to meet future demand. Guided by the principle that demand and services control the infrastructure, we implement capital investment in a way that facilitates flexibility.

Our infrastructure includes a nationwide fiber optic network and data centers in seven locations, including Tokyo and Osaka. Our Phase 1 nationwide network, which is alongside national highways, started operation in a time-efficient manner to capture growing demand based on the IRU (Indefeasible Right of Use) contract with KDDI. We are also in the process of expanding our nationwide network through the goverment's "Information Box Project" by developing network along national roadways in a cost-effective manner in anticipation of growth in demand. In 2003, we plan to complete two large-scale data centers in the suburbs of Tokyo.

The pace of deregulation in the domestic telecommunications market is exceeding expectations, a development that works to Crosswave's advantage. As the telecommunications market opens up, there are a growing number of options for acquiring nationwide fiber optic networks. For example, the market environment is moving toward a point where we will have a range of choices for infrastructure expansion in addition to the Information Box Project. Crosswave will be able to select the optimal option for a specific time and place of infrastructure expansion and thereby realize more efficient operational administration.

Expansion of Data Center Operations


Seoul
Manila
Sapporo
Sendai
Kawaguchi (SKIP)
Osaka
Tokyo
Nagoya
Yokohama
Fukuoka
Scheduled to go into operation in 2003
In operation

(As of July 2002)

An Ethernet Pioneer

Crosswave was one of the first companies in the world to fully utilize and develop Ethernet services, opening up a new market and driving it forward.

Crosswave's extensive list of customers includes many of Japan's leading companies.


SONY
TOYOTA
KYOWA
LAWSON
STATION
So-net
usen
vilene
JAPAN VILENE COMPANY, LTD
OLYMPUS
Sammy
NSW
CHODAI
FUJIFILM
Allied Telesis
Santen
TOMEN
日本総研
The Japan Research Institute, Limited
Shinko Securities
Basic & New
NIPPON PAINT
IIJ Technology
IIJ
Internet Initiative Japan

Crosswave provides a variety of trailblazing data communications services, with its Wide-area Ethernet Platform Service being the most innovative and having achieved the greatest market penetration. About two years ahead of its Japanese competitors in 1999, Crosswave was one of the first companies in the world to fully utilize and develop Ethernet services, opening up a new market and driving it forward. In the past, key corporate networks were based on point-to-point communications services, but corporations can now connect LANs at multiple locations and thus streamline their communications systems with our Wide-area Ethernet Platform services. The interface of Ethernet is not only familiar to users, but it is uniform whether the user connects from a 128kbps or a 100Mbps. We received wide recognition in the marketplace for our ability to provide large companies with many operational bases in Japan with convenient, secure networks that link their nationwide bases as if they were using a LAN in a single building.

Our competitors have recently begun to offer similar services. We consider this development to be added proof of the market potential for these services, and we welcome competitors in making the market even larger.

In providing the core information infrastructure for a company, the top priorities are a high level of security and operational reliability. Although competitors are entering the market today, we already have two years worth of pioneer's advantages in the form of operational know-how and onsite experience, enabling us to propose realistic solutions that give us a strong competitive advantage.

User Case Studies

Lawson, Inc.

OPERATIONS:
The company operates the Lawson convenience store franchise chain, which has 7,631 stores in all prefectures in Japan as of the end of June 2002.

ISSUE: The company needed to rebuild its core system and make the transition to a head office WAN that would link about 150 offices around the country and be capable of handling large-volume data communications.
SOLUTION: Lawson introduced Crosswave's Wide-area Ethernet Platform Service and NTT Data's systems integration to build one of Japan's largest routerless networks. The operation and maintenance of circuits were outsourced to NTT Data.
OUTCOME: While communications speed became 4-to-8 times higher than existing frame relay network systems, the total cost decreased slightly.

Fujifilm Computer System Co., Ltd.

OPERATIONS:
An information services company, Fujifilm Computer System formulates information systems strategies for the Fuji Photo Film Group and builds and operates information systems for the groups.

ISSUE: Fuji Photo Film Co., Ltd. launched reconstruction of its basic business-processing system as a means of boosting management speed.
SOLUTION: As its basic network infrastructure, Fujifilm Computer System chose Crosswave's Wide-area Ethernet Platform Service.
OUTCOME: The reasons why this service was selected were its high degree of reliability, built-in flexibility, and pricing structure independent of physical distance. In addition, the absence of Internet protocol restrictions and guaranteed bandwidth made the service ideal for the customer's purposes.

Strong Market Momentum

In the next several years, we anticipate a surge in demand from companies updating from traditional services and building new networks. In that environment, we look forward to dramatic growth.







Japan's domestic corporate sector provides Crosswave's principal customer base. In this sector, the fixed-line data communications market has grown at more than 50% a year since 1999, and it is expected to continue to grow rapidly in the future, reaching $10 billion by 2005. Currently, about half of this market is accounted for by traditional services, such as frame relay and ATM. But in the future, this sector of the market is expected to shift to new types of network services, including the Wide-area Ethernet Platform Service offered by Crosswave.

Japanese corporations face competition on a global scale, and one of the steps they are taking to maintain their competitiveness is to update their core information system networks. The results enjoyed by companies that have already taken this step clearly demonstrate the benefits of updating, which include cost savings and improved administrative efficiency. The benefits of our pioneering Ethernet-based services have rapidly become known in the marketplace and are drawing considerable attention. In the next several years, we anticipate a surge in demand from companies updating from traditional services and building new networks. In that environment, we look forward to dramatic growth, and we are prepared to lead a large-scale reshuffling of the service providers in the fixed-line data communications market, which is expected to continue posting strong expansion.

Emerging New Corporate Communications Platforms


(Number of fixed lines)
500,000
400,000
300,000
200,000
100,000
0
New Types of Network Services, Including Wide-area Ethernet Platform Services and IP-VPN
Frame Relay or ATM Services
3/2000
3/2001
3/2002(E)
3/2003(E)
3/2004(E)
3/2005(E)
3/2006(E)

Source: JP Morgan estimates in December 2001

To Our Shareholders



Front row from left:
Akio Onishi, *Chief Executive Officer;*
Koichi Suzuki, *President;* and
Yasuharu Fushimi, *Chief Financial Officer*

Back row from left:
Toshiya Asaba, Takehisa Hayashi,
and Hisao Inaba

Strong Growth in Sales

We are pleased with our performance in the fiscal year ended March 31, 2002. Since our IPO in August 2000, our operations have expanded as planned, and our ¥9.5 billion revenue in the year under review was 3.6 times the level in the previous year. Early in the year under review, we forecast a more-than-threefold increase in revenue, and our actual performance figures represent proof of the extent to which the market has accepted our services.

The driving force behind this high rate of growth is our Wide-area Ethernet Platform Service, which was the first of its kind in Japan when we launched it in 1999. Crosswave developed this completely new type of fixed-line data communications service to replace the frame-relay or ATM services that had previously been the heart of Japanese corporations' private networks. As an Ethernet service pioneer, we have worked to develop the market, where the superiority of our service has been widely recognized. While we believe the full-scale adoption of this service will increase in the future, in the year under review we saw significant progress toward market formation. We had 208 customers contracted for our Wide-area Ethernet Platform Service at the end of the fiscal year, a significant increase from the 64 companies at the end of the previous fiscal year.

Continued Rapid Growth in Japan's Broadband and Data Communications Markets

Japan's broadband market has continued to expand rapidly, and, with one of the highest broadband diffusion rates in the world, that growth is expected to accelerate in the future. Among individuals, the number of users of broadband services, such as Digital Subscriber Line (DSL), Cable Antenna Tele-Vision (CATV), and Fiber-To-The-Home (FTTH), is expected to reach 7.5 million by the end of 2002, a 2.6-fold increase in just one year.

In the corporate market, data traffic volume has continued to expand at a rapid pace, resulting in a growing need for new types of network systems that are broadband capable. In the past few years, new types of network services, such as Wide-area Ethernet services and IP-VPN services, have made inroads in the fixed-line data communications market, and the portion shared by such services is expected to expand with the scale of the market itself, which is growing at a rate of more than 50% a year.

In this environment, the innovative Wide-area Ethernet Platform Service that Crosswave developed and marketed has succeeded in acquiring a large number of customers because it can be used as an optimal network to support next-generation corporate data communications infrastructure. Competitors that realized the growth potential of our service began to offer similar services in fall 2000. The Ethernet services that were first offered by Crosswave are now being used on a national scale, and the market is beginning to take shape. In comparison with IP-VPN, Wide-area Ethernet services provide greater freedom in system construction and upgrades and enable the creation of more-secure networks. We are confident that awareness of those advantages will increase and that the scale of the market for these services will rapidly expand.

Establishing a Competitive Edge by Enhancing Services and Infrastructure

To secure more customers and to expand its operations, Crosswave will provide strong support for the construction of corporate customers' networks. To that end, we will bolster the competitiveness of our flagship Wide-area Ethernet Platform Service, expand the lineups of high-value-added services, and augment our infrastructure.

In regard to our Wide-area Ethernet Platform Service, we will make maximum use of our pioneer's advantages in operational know-how and system construction technology to establish further superiority in the areas of quality, stability, ease of use, and value-added services. To help companies smoothly broaden their private networks, we are working to develop and market new value-added services. These include not only an IP Routing Port Service that we have offered on a trial basis but also a Wide-area Ethernet Platform External Connectivity/Internet Service, which integrates Internet solutions and our Wide-area Ethernet Platform Service. The IP Routing Port Service supports IP network operation and maintenance. Furthermore, in June 2002, Crosswave launched its Wide-area IP Platform Service, mainly targeting corporate customers that have hundreds or thousands of locations throughout Japan.

To strengthen our infrastructure, we are developing our own nationwide fiber optic network alongside national roadways in addition to our nationwide fiber optic network laid alongside national highways, which has been in operation since 1999. Also, we expect to open two more large-scale data centers, which function as key network hubs, in the suburbs of Tokyo in 2003. This will further strengthen our current multi-site data center operation strategy, giving us seven facilities nationwide. These are examples of how Crosswave is positioning itself for market growth by bolstering its operational foundation through the enhancement of its service lineups and the augmentation of its infrastructure.

Bolstering Our Profit Foundation

We are progressing as planned in our efforts to raise funds for smooth operational development and to enhance our profit structure as we move toward sustained profitability. In May 2002, we signed an agreement that will provide ¥20 billion in financing from banks. We believe this round of fund-raising will be sufficient for Crosswave to develop the planned network infrastructure and to meet its goals, which include positive adjusted EBITDA for the fiscal year ending March 2004 and net income for the fiscal year ending March 2005.

The deregulation of the telecommunications market, including NTT's unbundling, has progressed more rapidly than expected, and as a result the estimated amount we need to invest in network development has been significantly reduced. In addition, we have revised the IRU (Indefeasible right of use) contract with KDDI under which we lease dark fiber, resulting in a substantial decline in our future cash payments. With these positive developments, we expect further improvement in our cash flow and profitability.

In the year ending March 2003, our targets include a 2.5-to-3.0-fold increase in revenue, improvement in adjusted EBITDA to the break-even level, and steady progress toward realizing our profitability goals. We thank our shareholders for their continued support and understanding in the years ahead.

July 2002

Sound Funding

In May 2002, Crosswave signed a syndicated financing facilities agreement with four major Japanese commercial banks. The agreement consists of a six-year, long-term loan of ¥15 billion and a short-term line of credit of ¥5 billion. The syndicated loan is provided by Sumitomo Mitsui Banking Corporation, which acted as the lead arranger, UFJ Bank Limited, the Sumitomo Trust & Banking Co., Ltd., and Mizuho Corporate Bank. This amount will provide the necessary funds to strengthen our network infrastructure to achieve future profitability plans and to implement solid operational activities as we continue to grow.

In start-up funding, Crosswave raised ¥20 billion from its major shareholders—IIJ, Sony, and Toyota— and about ¥30 billion from its August 2000 IPO on the NASDAQ National Market in the United States. Since our IPO, the deregulation of the domestic telecommunications market, including NTT's unbundling, has progressed significantly, and the amount of investment we need for infrastructure development has declined substantially. With our high sales growth expected to continue, the ¥20 billion raised in the recent round of financing should enable us to fund our expansion internally in the years ahead.

The cost of leasing and maintaining dark fiber under the terms of the IRU contract signed with KDDI has been the largest cost component of our data communications services. However, by revising this contract in March 2002, the cash payments from Crosswave to KDDI from April 2002 have been significantly reduced. In comparison with the previous contract (including estimates for variable portions), payments over the next seven years will decline by ¥25.3 billion, or 36.3%. The revision will also substantially improve our cash flow in the next several years by several billion yen per year.

With market trends working to Crosswave's advantage, the Company's operational development is on track and proceeding according to plan. The successful conclusion of the recent round of financing shows that Japan's leading financial institutions are confident about the growth of Japan's data communications market and about Crosswave's potential in that market. In the years ahead, we will continue working to strengthen fundamentals and enhance shareholder value.

Financial Section

Contents

Consolidated Financial Summary

Crosswave Communications Inc. and Subsidiaries
For the period from October 28, 1998, the date of inception, through March 31, 1999 and for the fiscal years ended March 31, 2000, 2001 and 2002.

	October 28, 1998 to March 31,	Year ended March 31,		
	1999	2000	2001	2002
	(Millions of Yen, Except Per Share and ADS Data)			
Consolidated Statements of Operations Data:				
Revenues:				
Wide-area Ethernet Platform service	¥ –	¥ 6	¥ 444	¥ 3,983
Other network services	–	216	1,806	4,291
Data center service	–	10	379	1,214
Total revenues	–	232	2,629	9,488
Operating costs and expenses:				
Cost of data communication services	–	6,099	9,513	16,151
Depreciation and amortization	0	842	2,307	3,843
Sales and marketing	–	431	633	1,094
General and administrative	82	520	1,139	1,265
Total operating costs and expenses	82	7,892	13,592	22,353
Operating loss	(82)	(7,660)	(10,963)	(12,865)
Other income (expense):				
Interest expense, net	(0)	(196)	(281)	(721)
Foreign exchange gain	–	10	553	271
Other, net	(1)	(3)	(171)	(86)
Loss before minority interests and income taxes	(83)	(7,849)	(10,862)	(13,401)
Minority interests in consolidated subsidiaries	–	–	15	5
Income taxes	–	–	–	–
Net loss	¥(83)	¥(7,849)	¥(10,847)	¥(13,396)
Per Share and ADS Data (in Yen):				
Basic and dilutive net loss per share	¥(8,569)	¥(46,643)	¥(23,308)	¥(26,688)
Basic and dilutive net loss per ADS	(43)	(233)	(117)	(133)
Consolidated Balance Sheets Data:				
Cash and cash equivalents	¥5,072	¥12,239	¥24,040	¥8,676
Property and equipment, net	1,527	15,005	31,368	48,599
Total assets	6,712	28,091	59,202	62,840
Capital lease obligations, including current portion	3	11,455	11,167	20,818
Total liabilities	442	16,169	29,084	46,120
Shareholders' equity	6,270	11,922	30,033	16,640
Other Data:				
Adjusted EBITDA[1]	¥ (82)	¥(6,818)	¥(8,656)	¥(9,022)
Capital expenditures[2]	1,191	13,414	16,160	17,707
Net cash provided by (used in):				
Operating activities	(53)	(3,983)	(8,534)	(6,271)
Investing activities	(1,229)	(1,722)	(7,935)	(6,363)
Financing activities	6,354	12,873	27,323	(3,007)
Other Statistics:				
Number of employees[3]	3	58	142	236
Weighted average number of common shares outstanding	9,725	168,285	465,366	501,960

Notes: 1. Adjusted EBITDA represents operating income (loss) before depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing the Company's operating performance, financial position and cash flows. Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.
2. Capital expenditures include expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.
3. Number of employees indicates all staff, excluding management.

Quarterly Information (unaudited)

Crosswave Communications Inc. and Subsidiaries
For the years ended March 31, 2001 and 2002.

	Millions of Yen							
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	3/2001				3/2002			
Consolidated Statements of Operations Data:								
Revenues:								
Wide-area Ethernet Platform service	¥ 15	¥ 62	¥ 149	¥ 218	¥ 434	¥ 736	¥ 1,212	¥1,601
Other network services	263	359	545	638	696	911	1,421	1,262
Data center service	31	108	108	133	217	273	331	393
Total revenues	309	529	802	989	1,347	1,920	2,964	3,256
Operating costs and expenses:								
Cost of data communication services	2,017	2,405	2,383	2,708	2,972	3,577	4,552	5,051
Depreciation and amortization	468	535	590	714	747	879	998	1,219
Sales and marketing	95	106	181	251	189	273	272	359
General and administrative	186	294	327	332	319	316	316	313
Total operating costs and expenses	2,766	3,340	3,481	4,005	4,227	5,045	6,138	6,942
Operating loss	(2,457)	(2,811)	(2,679)	(3,016)	(2,880)	(3,125)	(3,174)	(3,686)
Other income (expense):								
Gain (loss) on foreign currency exchange	12	(94)	320	314	22	(171)	398	22
Other, net	(123)	(79)	(12)	(238)	(119)	(153)	(192)	(343)
Loss before minority interests and income taxes	(2,568)	(2,984)	(2,371)	(2,940)	(2,977)	(3,449)	(2,968)	(4,007)
Minority interests in consolidated subsidiaries	–	4	4	8	5	2	1	(3)
Income taxes	–	–	–	–	–	–	–	–
Net loss	¥(2,568)	¥(2,980)	¥(2,367)	¥(2,932)	¥(2,972)	¥(3,447)	¥(2,967)	¥(4,010)
Per Share and ADS Data (in Yen):								
Basic and dilutive net loss per share	¥(6,419)	¥(6,511)	¥(4,716)	¥(5,841)	¥(5,921)	¥(6,868)	¥(5,911)	¥(7,989)
Basic and dilutive net loss per ADS	(32.10)	(32.56)	(23.58)	(29.21)	(29.60)	(34.34)	(29.55)	(39.94)
At Year-End								
Cash and cash equivalents	¥ 8,613	¥33,719	¥28,247	¥24,040	¥19,027	¥16,409	¥12,851	¥8,676
Property and equipment, net	16,253	25,254	28,011	31,368	33,315	36,551	43,826	48,599
Total assets	26,102	60,929	60,660	59,202	59,513	58,484	61,504	62,840
Capital lease obligations, including current portion	11,420	13,510	13,261	11,167	13,706	15,007	16,264	20,818
Total liabilities	16,747	25,501	27,604	29,084	32,370	34,790	40,777	46,120
Shareholders' equity	9,355	35,332	32,963	30,033	27,064	23,616	20,650	16,640
Other Data:								
Adjusted EBITDA[1]	¥(1,989)	¥(2,276)	¥(2,089)	¥(2,302)	¥(2,133)	¥(2,246)	¥(2,176)	¥(2,467)
Capital expenditures[2]	1,716	9,386	2,996	2,062	3,269	4,133	3,245	7,060
Net cash provided by (used in):								
Operating activities	(1,629)	(2,882)	(2,280)	(1,743)	(578)	(2,154)	(1,473)	(2,066)
Investing activities	(1,648)	(845)	(3,079)	(2,362)	(3,886)	397	(1,693)	(1,181)
Financing activities	(350)	28,869	(642)	(554)	(571)	(690)	(790)	(955)

OPERATING RESULTS

Overview

We provide broadband data communications infrastructure and services in Japan. We operate a nationwide fiber optic network which we are continuing to expand.

We were founded on October 28, 1998 as a joint venture among IIJ, Sony and Toyota. For our first six months, we focused primarily on developing our business plan, raising capital to implement the plan, designing and developing our network, and securing the necessary equipment to improve our network and offer services. Beginning in May 1999, we started offering our High-Speed Backbone Service in the Tokyo-Nagoya-Osaka corridor. In December 1999, we launched Wide-area Ethernet Platform Service. Following the opening of our first data center in Tokyo in March 2000, we expanded our data center operations in Osaka in April 2000. On August 4, 2000, we completed our initial public offering and began trading under the ticker symbol "CWCI" on the NASDAQ National Market.

In May 2002, we entered into a syndicated financing facilities agreement with Japanese commercial banks for up to ¥20 billion in total. See "Syndicated financing facilities agreement" on page 24.

For information on factors affecting future financial results, see "Trend Information" on page 25.

Results of Operations

As an aid to understanding our operating results, the following table shows items from our statements of operations for the years indicated in yen amounts.

	Thousands of Yen		
For the year ended March 31,	2000	2001	2002
Revenue	¥ 231,786	¥ 2,628,655	¥ 9,487,603
Operating costs and expenses:			
Cost of data communication services	6,098,725	9,513,127	16,150,915
Depreciation and amortization	841,648	2,306,980	3,842,815
Sales and marketing	431,019	632,983	1,094,193
General and administrative	520,311	1,138,943	1,264,492
	7,891,703	13,592,033	22,352,415
Operating loss	(7,659,917)	(10,963,378)	(12,864,812)
Other income (expense):			
Interest expense, net	(195,852)	(280,835)	(721,162)
Foreign exchange gain	10,121	553,001	270,473
Other, net	(3,646)	(170,931)	(85,648)
	(189,377)	101,235	(536,337)
Loss before minority interests and income taxes	(7,849,294)	(10,862,143)	(13,401,149)
Minority interests in consolidated subsidiaries	–	15,302	4,623
Income taxes	–	–	–
Net loss	¥(7,849,294)	¥(10,846,841)	¥(13,396,526)

Year ended March 31, 2002 as compared to the year ended March 31, 2001

Revenue

Total revenues for the year ended March 31, 2002 increased by 260.9% to ¥9,487.6 million from ¥2,628.7 million in the prior year. The increase was primarily due to growth in the number of customers, reflecting our stepped up sales efforts. A significant portion of the increase was also due to the inclusion of local access charges in revenues for the year ended March 31, 2002, as a result of deregulation in Japan making the acquisition of the right to set local access charges possible. For previous fiscal years, local access charges were not included in revenues because local access services were provided to end-users by local access providers who had the right to determine the charges for these services.

Wide-area Ethernet Platform Service

Our Wide-area Ethernet Platform Service enjoyed strong revenue growth in the year ended March 31, 2002.

For the year ended March 31, 2002, revenues from Wide-area Ethernet Platform Service increased to

¥3,982.8 million from ¥444.2 million in the prior year. The growth in Wide-area Ethernet Platform Service was driven by an increase in the number of customers and increases in the number of ports and total capacity used by existing customers due to an overall rise in demand for Ethernet services in Japan.

Other network services
We also experienced strong revenue growth in other network services, which increased by 137.6% to ¥4,290.7 million for the year ended March 31, 2002, from ¥1,806.2 million for the prior year.

Data center services
Data center services revenue increased to ¥1,214.1 million from ¥378.3 million for the prior year due to an overall increase in demand for data communications services in Japan.

As a percentage of total revenue, 56.6% was from related parties for the year ended March 31, 2002, compared to 75.0% in the prior year. IIJ accounted for approximately 43.2% of total revenue in the year ended March 31, 2002, compared to 64.4% for the prior year.

Operating costs and expenses
Our operating costs and expenses increased by 64.5% to ¥22,352.4 million from ¥13,592.0 million for the previous year. The rise primarily reflected a substantial increase in cost of data communication services along with increases in depreciation and amortization and sales and marketing.

Cost of data communication services
Our cost of data communication services includes payments relating to our IRU agreement with KDDI, leasing fees for local access lines and outsourcing fees related to maintaining and monitoring our network and data centers. In the year ended March 31, 2002, our cost of data communication services increased by 69.8% to ¥16,150.9 million from ¥9,513.1 million for the previous year. As a result of the acquisition of the right to set local access charges, payment for local access lines is included in cost of data communication services for the year ended March 31, 2002, which accounts for a significant portion of the increase in the cost of these services. For previous fiscal years, local access charges were not included in revenue because local access services were provided to end-users by local access providers who had the right to



Annual Growth of Revenue
(millions of yen)
10,000
7,500
5,000
2,500
0
3/2000
3/2001
3/2002



Quarterly Growth of Revenue
(millions of yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Whole
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
3/2000
3/2001
3/2002



Number of Total Customers
250
200
150
100
50
0
Whole
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
3/2000
3/2001
3/2002

determine the charges for these services. In relation to our network expansion, dark fiber leasing fees and maintenance fees also increased in the year under review.

For the year ended March 31, 2002, ¥5,770.6 million, or 35.7%, of our cost of data communication services was related to our KDDI IRU agreement compared to ¥5,614.7 million, or 59.0%, in the prior year.

Depreciation and amortization
Our depreciation and amortization expenses increased by 66.6% to ¥3,842.8 million for the year ended March 31, 2002 from ¥2,307.0 million for the prior year. Depreciation and amortization rose primarily due to the increase of property and equipment in the year ended March 31, 2002, as well as to recording a full-year worth of depreciation and amortization relating to equipment we purchased in the year ended March 31, 2001.

Sales and marketing
Sales and marketing expenses increased by 72.9% to ¥1,094.2 million for the year ended March 31, 2002 from ¥633.0 million for the year ended March 31, 2001, primarily due to increases in sales personnel expenses, the size of our sales force and outsourcing expenses.

General and administrative
General and administrative expenses increased by 11.0% to ¥1,264.5 million for the year ended March 31, 2002 from ¥1,138.9 million for the year ended March 31, 2001. The increase was primarily due to higher recruiting expenses in line with the increase in the number of employees. A decrease in outsourcing expenses in the year more than offset the increase in non-recruiting personnel expenses.

Operating loss
As a result of the increase in operating costs and expenses exceeding the rise in revenue, our operating loss increased by 17.3% to ¥12,864.8 million for the year ended March 31, 2002 from ¥10,963.4 million for the year ended March 31, 2001.

Other income (expense)
We had net other expense of ¥536.3 million in the year ended March 31, 2002, compared to net other income of ¥101.2 million for the year ended March 31, 2001. Our interest expense, net increased to ¥721.2 million, primarily due to greater use of capital lease financing for the acquisition of network equipment, such as DWDM and SONET equipment in relation to our network buildout. Additionally, we had a lower foreign currency exchange gain than in the previous year due to changes in the yen to U.S. dollar exchange rate.

Loss before minority interest and income taxes
As a result of operating costs and expenses and net other income (expense) exceeding revenue, loss before minority interests and income taxes increased by 23.4% to a loss of ¥13,401.1 million for the year ended March 31, 2002 from a loss of ¥10,862.1 million for the prior year.

Minority interests in consolidated subsidiaries
Minority interests in consolidated subsidiaries decreased to ¥4.6 million for the year ended March 31, 2002 from ¥15.3 million in the prior year.

Income taxes
We incurred and paid no income tax during the year ended March 31, 2002. We also recognized no tax benefit of net operating loss carryforwards due to uncertainty as to the realization of such benefits.

Net loss
Net loss for the year ended March 31, 2002 increased by 23.5% to ¥13,396.5 million from a net loss of ¥10,846.8 million for the year ended March 31, 2001.

Year ended March 31, 2001 as compared to the year ended March 31, 2000
Revenue
Total revenue for the year ended March 31, 2001 increased to ¥2,628.7 million from ¥231.8 million in the prior year. This increase reflected growth in the number of customers, higher overall demand for data communication services, stepped up sales efforts and the fact that we only began offering our services in May 1999.

Wide-area Ethernet Platform Service
For the year ended March 31, 2001, revenues from Wide-area Ethernet Platform Service increased to ¥444.2 million from ¥5.7 million in the prior year, which only reflected revenues for this service for four months as these services commenced in December 1999. The growth in Wide-area Ethernet Platform Service was driven an increase in the number of customers and

increases in the number of ports and total capacity for existing customers, reflecting the recent introduction of Ethernet services into Japan.

Other network services
We also experienced strong revenue growth in other network services, which increased to ¥1,806.2 million for the year ended March 31, 2001 from ¥216.2 million for the prior year due to stepped up sales efforts.

Data center services
Data center services revenue increased to ¥378.3 million from ¥9.9 million for the prior year due to stepped up sales efforts.

As a percentage of total revenue, 75.0% was from related parties for the year ended March 31, 2001, compared to 92.4% in the prior year. IIJ accounted for 64.4% of total revenue in the year ended March 31, 2001, compared to 86.2% for the prior year.

Operating costs and expenses
Our operating costs and expenses increased by 72.2% to ¥13,592.0 million for the year ended March 31, 2001 from ¥7,891.7 million for the year ended March 31, 2000.

Cost of data communication services
In the year ended March 31, 2001, our cost of data communication services increased by 56.0% to ¥9,513.1 million from ¥6,098.7 million for the prior year, primarily due to higher data center operating costs from our rapid data center buildout and increases in maintenance costs of our network. For the year ended March 31, 2001, ¥5,614.7 million, or 59.0%, of our cost of data communication services related to our KDDI IRU agreement compared to ¥5,075.1 million, or 83.2%, in the prior year.

Depreciation and amortization
Our depreciation and amortization expenses increased by 174.1% to ¥2,307.0 million for the year ended March 31, 2001 from ¥841.6 million for the prior year. The increase was primarily due to recording a full-year worth of depreciation and amortization relating to equipment used for our Phase I network plus higher depreciation and amortization as a result of our rapid data center growth and the related increase in equipment used for our data centers.

Growth of Wide-area Ethernet Platform Service Revenues


(millions of yen)
2,000
1,500
1,000
500
0
Whole
3/2000
1Q
2Q
3Q
4Q
3/2001
1Q
2Q
3Q
4Q
3/2002

Number of Customers Contracted to Wide-area Ethernet Platfom Service


250
200
150
100
50
0
1Q
2Q
3Q
4Q
3/2001
1Q
2Q
3Q
4Q
3/2002

Comparison of Revenue Breakdown


Total ¥3,629 million
Total ¥9,488 million
17%
14%
69%
45%
42%
13%
3/2001
3/2002
Wide-area Ethernet Platform Service
Data Center Service
Other Network Services

Sales and marketing
Sales and marketing expenses increased by 46.9% to ¥633.0 million for the year ended March 31, 2001 from ¥431.0 million for the prior year. The increase was primarily due to higher sales personnel expenses as we strengthened our sales force.

General and administrative
General and administrative expenses increased by 118.9% to ¥1,138.9 million for the year ended March 31, 2001 from ¥520.3 million for the prior year. The increase primarily reflected a higher employee headcount and a rise in recruiting expenses.

Operating loss
As a result of the increase in operating costs and expenses exceeding the rise in revenue, our operating loss increased by 43.1% to ¥10,963.4 million for the year ended March 31, 2001 from ¥7,659.9 million for the prior year.

Other income (expense)
We had net other income of ¥101.2 million in the year ended March 31, 2001, compared to net other expense of ¥189.4 million for the year ended March 31, 2000. Our interest expense, net increased to ¥280.8 million, primarily due to greater use of capital lease financing for the acquisition of network equipment, such as DWDM and SONET for our Phase I network. Additionally, expense recorded for other, net increased, reflecting expected losses accrued as a result of a bankruptcy filing by a third party to which we had made a contract prepayment for a certain capacity contract we terminated.

These other expenses, however, were more than offset by a foreign currency gain of ¥553.0 million relating to the U.S. dollar proceeds from our initial public offering during the year ended March 31, 2001.

Loss before minority interests and income taxes
As a result of operating costs and expenses and other income (expense) exceeding revenue, loss before income taxes and minority interests for the year ended March 31, 2001 increased by 38.4% to a loss of ¥10,862 million in the year ended March 31, 2001 from a loss of ¥7,849 million in the prior year.

Minority interests in consolidated subsidiaries
Minority interests were ¥15.3 million due to the establishment of Crosswave Facilities Inc. We had no minority interests in the prior year.

Income taxes
We incurred and paid no income tax during the year ended March 31, 2001. We also recognized no tax benefit of net operating loss carryforwards due to uncertainty as to the realization of such benefits.

Net loss
Net loss for the year ended March 31, 2001 increased by 38.2% to ¥10,846.8 million from a net loss of ¥7,849.3 million for the year ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital and liquidity needs have historically been related to the development and expansion of our network infrastructure, sales and marketing activities and general working capital needs. We have met these capital needs primarily by cash flow from service revenues, the issuance of common shares, capital lease arrangements and borrowings from financial institutions.

Cash Flows

The following table presents information about our cash flows during the years ended March 31, 2000, 2001 and 2002:

	Thousands of Yen		
Year ended March 31,	2000	2001	2002
Net cash used in operating activities	¥ (3,983,211)	¥ (8,533,824)	¥ (6,271,101)
Net cash used in investing activities	(1,722,269)	(7,935,171)	(6,362,973)
Net cash (used in) provided by financing activities	12,873,103	27,322,902	(3,007,266)
Effect of exchange rate change on cash	–	946,582	277,032
Net (decrease) increase in cash and cash equivalents	7,167,623	11,800,489	(15,364,308)
Cash and cash equivalents at beginning of the year	5,071,739	12,239,362	24,039,851
Cash and cash equivalents at end of the year	¥12,239,362	¥ 24,039,851	¥ 8,675,543

Year ended March 31, 2002 as compared to the year ended March 31, 2001
Net cash used in operating activities was ¥6,271.1 million for the year ended March 31, 2002, compared to ¥8,533.8 million for the year ended March 31, 2001. The primary adjustments to net loss of ¥13,396.5 million to determine net cash used in operating activities included depreciation and amortization of ¥3,842.8 million, an increase in accounts payable to ¥2,149.6 million and an increase in accrued expenses and other current liabilities to ¥2,338.8 million offset by cash used of ¥987.9 million as a result of increases in accounts receivable and unrealized foreign currency exchange gain of ¥282.7 million.

Net cash used in investing activities was ¥6,363.0 million for the year ended March 31, 2002, compared to ¥7,935.2 million for the year ended March 31, 2001. Net cash used in investing activities was primarily for purchases of property and equipment of ¥17,632.5 million, offset in part by ¥12,362.9 million of cash provided by proceeds from the sale and lease back of equipment.

Net cash used in financing activities was ¥3,007.3 million for the year ended March 31, 2002, compared to net cash provided by financing activities of ¥27,322.9 million for the year ended March 31, 2001. Net cash used in financing activities was comprised of principal payments under capital lease obligations of ¥2,719.5 million and principal payments under installment loans of ¥287.7 million.

Year ended March 31, 2001 as compared to the year ended March 31, 2000
Net cash used in operating activities was ¥8,533.8 million for the year ended March 31, 2001, compared to ¥3,983.2 million for the year ended March 31, 2000. The primary adjustments to net loss of ¥10,846.8 million to determine net cash used in operating activities included depreciation and amortization of ¥2,307.0 million and an increase in accrued expenses and other current liabilities of ¥2,624.1 million offset by cash used of ¥823.2 million as a result of an increase in refundable consumption tax and other current assets, a decrease in accounts payable of ¥569.6 million, an increase in accounts receivable of ¥583.7 million and unrealized foreign currency exchange gain of ¥641.1 million.

Net cash used in investing activities was ¥7,935.2 million for the year ended March 31, 2001, compared to ¥1,722.3 million for the year ended March 31, 2000. Net cash used in investing activities was primarily for purchases of property and equipment of ¥11,328.1 million, although we had ¥4,155.2 million of cash provided by proceeds from the sale and lease back of equipment.

Net cash provided by financing activities was ¥27,322.9 million for the year ended March 31, 2001, compared to ¥12,873.1 million for the year ended March 31, 2000. We had ¥29,368.9 million of proceeds from our initial public offering.

Liquidity and Capital Requirements
Our principal capital and liquidity needs have been for capital expenditures, in particular for the development of our network, working capital and the repayment of borrowings and payment of interest.

Capital expenditures
Capital expenditures include expenditures for purchases of property, plant and equipment primarily for our network development and initial obligations under capital leases and installment loans, adjusted for sale and lease back transactions.

The following table shows capital expenditures for the years ended March 31, 2000, 2001 and 2002:

	Millions of Yen		
Year ended March 31,	2000	2001	2002
	¥13,414	¥16,160	**¥17,707**

Recent deregulations, such as the unbundling of NTT's dark fiber, have enabled us to lease the dark fiber of NTT, other carriers, railway companies or other providers, and the measures we take for network development have become more flexible. In this environment, we are currently controlling our capital expenditures in a reasonable and careful manner by evaluating the effectiveness of network development in relation to market demand. Our current network development plan consists of:

- increasing the coverage and redundancy of our nationwide network and
- building data centers in Yokohama and Kawaguchi, Japan.

As the market has significantly changed due to deregulation, the cash required for developing our network has substantially decreased compared to our previous estimates.

Developing our network will require a significant amount of capital. We estimate that the total cash required to develop our network and to operate the infrastructure for the two years ending March 31, 2004 will be approximately ¥23 billion.

Working capital

Our principal working capital requirements are for operating costs and expenses, such as salaries and wages, outsourcing expenses, maintenance fees and leasing fees for dark fiber.

Capital lease obligations

As of March 31, 2002, we had capital lease obligations of ¥20,817.7 million, of which the current portion was ¥3,814.7 million. See Note 6 to our consolidated financial statements for additional details on our capital lease obligations.

Long-Term and Short-Term Debt

Long-term debt

At March 31, 2002, long-term debt was ¥8,210.5 million, of which the current portion was ¥340.7 million. Long-term debt consists primarily of long-term installments payable for the purchase of data communication equipment and for land, primarily in connection with our Yokohama data center. Annual interest rates applicable to these installments outstanding ranged from 2.85% to 4.39% at March 31, 2002 and 2.85% to 4.36% at March 31, 2001.

The schedule of the future principal payments for long-term debt as of March 31, 2002 was as follows:

Year ending March 31,	Thousands of Yen
2003	¥ 340,672
2004	355,637
2005	371,260
2006	986,927
2007	1,531,382
2008 and thereafter	4,624,658
Total	¥8,210,536

In May 2002, we entered into a syndicated financing facilities agreement including a tranche for up to ¥15 billion in long-term debt as discussed on this page under "Syndicated financing facilities agreement".

Short-term debt

As of March 31, 2001 and 2002, we had no short-term debt (excluding current portion of long-term debt) from banks and other financial institutions for short-term loans. As discussed below under "Syndicated financing facilities agreement", we entered into a syndicated financing facilities agreement in May 2002, which includes a short-term credit line of up to ¥5 billion. The interest rate applicable to the short-term credit line is equal to the short-term prime rate plus 0.3%. See Note 7 to our consolidated financial statements for additional details on our long-term debt.

Capital reserves

As of March 31, 2002, we had approximately ¥8.7 billion of cash and cash equivalents, which consisted primarily of proceeds from our initial public offering. We have access to up to ¥20 billion under our syndicated financing facilities agreement. Considering the operating cash outflows required for our network development plan, we believe that cash on hand and cash inflow from service revenues and cash inflow if we borrow from banks based on the syndicated financing facilities agreement will be sufficient to satisfy our cash requirements in implementing our business plan.
We believe that we will start generating positive cash flow by 2005.

Syndicated financing facilities agreement

On May 21, 2002, we entered into a syndicated financing facilities agreement with four Japanese commercial banks for ¥20 billion. The agreement consists of six-year, long-term loans of up to ¥15 billion, "Tranche A", and a short-term line of credit up to ¥5 billion, "Tranche B".

Tranche A is secured by substantially all of our assets and is required to be used for project costs, including capital expenditures for network and data center construction and other operating expenses. Tranche A can be drawn down as necessary over the first two-year period according to a business plan agreed to between us and the lenders, if we meet certain predetermined quantitative thresholds. These thresholds, based on the mutually agreed business plan, relate to the cumulative amount of revenue, the cumulative number of customers and cumulative operating income / loss before depreciation and amortization, and are monitored by the banks for the purpose of determining the available. Tranche A loans bear interest at TIBOR (Tokyo Interbank Offered Rate) plus 2.95% per year and is repayable in eight equal semi-annual installments, commencing in October 2004. As of June 30, 2002, we had borrowed ¥5 million from Tranche A.

Tranche B is available for operating purposes and can be drawn up to the amount of the outstanding accounts receivable balance for a maximum of three months during the contract period. Tranche B bears interest at the short-term Japanese commercial bank prime rate plus 0.3% per annum.

The agreement requires us to maintain project accounts with the agent bank in which all cash receipts from us need to be deposited during the term of financing. Withdrawals from the project accounts are restricted for our operational purposes only and require approval by the banks.

Financial covenants include sales amounts that are set based on the mutually agreed business plan during the six-year period of the financing, as well as debt-equity ratio and debt-service coverage ratio. Those financial covenants and the quantitative thresholds for the Tranche A draw down are set and monitored based on accounting principles generally accepted in Japan for us on a non-consolidated basis. Defaults on these financial covenants may cause the banks to the demand repayment of the loans.

In connection with the financing, IIJ entered into a Cash Deficiency Support (CDS) Agreement with us and the bank consortium. In accordance with this CDS Agreement, IIJ deposited ¥5 billion with an agent bank, which is restricted during the term of the loan agreement. These deposits are available for withdrawal to fund repayment shortfalls of up to ¥5 billion under our syndicated loan facility.

In connection with the financing, we granted stock acquisition rights to the bank consortium and IIJ. These granted stock acquisition rights are exercisable from June 6, 2002 to May 31, 2009 at an exercise price of ¥38,595 per share, equivalent to $1.50 per ADS, which represents a 50% premium over the closing market price of the Company's ADSs as of May 9, 2002, for an aggregate of 30,000 common shares of the Company's common stock, equivalent to 6,000,000 ADSs.

RESEARCH AND DEVELOPMENT

Most of our research and development efforts are focused on evaluating equipment that will be used on our network. Our engineers work directly with vendors to design, evaluate and alter, as necessary, equipment for use on our network.

Costs related to research and development are borne by us, though we do not incur significant research and development expenses for these activities. Essentially, our only expenses are salary expenses for research and development personnel. We do not expect these activities to produce material intellectual property rights but would expect to allocate any rights on a case-by-case basis in proportion to the relative contributions of each party.

TREND INFORMATION

Factors Affecting our Financial Results

We believe the following factors are the most significant factors likely to affect the financial results of Crosswave and its consolidated subsidiaries.

Revenues

We derive revenues from fees for our Wide-area Ethernet Platform Service, other network services, and Data Center Services.

The table below on this page presents revenue and percentage of total revenue by service:

Wide-area Ethernet Platform Service

We receive recurring monthly fees from our Wide-area Ethernet Platform Service that allows customers to lease entire dedicated networks from us to use as their own network infrastructure. The revenues we receive or the prices we charge for this service depend on a number of factors, including the bandwidth of service the customer needs, the number, length and speed of the direct local access line connections required and the number of ports. We also receive small monthly recurring fees for the terminal equipment used to connect to each port, a non-recurring fee when customers alter the port configuration and an initial set-up fee when we begin

	In Thousands of Yen, Except Percentages					
Year ended March 31,	2000		2001		2002	
Wide-area Ethernet Platform Service	¥ 5,679	2.4%	¥ 444,174	16.9%	¥3,982,762	42.0%
Other network services	216,184	93.3	1,806,220	68.7	4,290,715	45.2
Data center services	9,923	4.3	378,261	14.4	1,214,126	12.8
Total Revenue	¥231,786	100.0%	¥2,628,655	100.0%	¥9,487,603	100.0%

providing services. For the year ended March 31, 2002, 42.0% of our total revenue was from this service.

Other network services
We receive recurring monthly fees from our other network services, such as High-Speed Backbone Service and Dial-up Port Service, which allow customers to use our dial-up ports as access points for their own networking purposes. These fees are based on bandwidth, distance and the number of ports each customer subscribes for, with the rates per port decreasing for multiple ports per subscriber or customer. We also receive small monthly recurring fees for the terminal equipment used to connect each port, a non-recurring fee when customers alter the port configuration and an initial set-up fee when we begin providing services. For the year ended March 31, 2002, 45.2% of our total revenue was from this service.

Data center services
We receive recurring monthly fees for renting racks and floor space at our data centers and we receive fees for connectivity services that we provide from our data centers. For the year ended March 31, 2002, 12.8% of our revenue was from this service, substantially all of which was from IIJ and its affiliates.

Our revenue growth will primarily be driven by the number of customers that we are able to attract to our services, the rates we charge and the level of service to which our customers subscribe. Factors affecting our revenues include:

• *Market Prices*
Prevailing market prices influence our revenues. Other than the distance-based component to our High-Speed Backbone Service, the rates that we charge for our services are primarily based on bandwidth, not distance. We have been among the pioneers in distance-free, time-free pricing for data communication services and expect this to be an important marketing advantage that will allow us to attract subscribers to our services. Market prices have been decreasing primarily as a result of increased competition.

•*Competition*
To the extent we encounter increased competition either in the number of competitors or in terms of pricing, our revenues may be affected. Competition has been increasing as new competitors have entered the market.

•*Level of Services*
On the whole, our customers have continued to upgrade bandwidth and increased the number of ports, a trend we expect to continue.

Operating costs and expenses
Our primary costs and expenses are related to our network, including the fees that we pay to KDDI for our leased fiber optic lines for the maintenance of the lines under the IRU agreement. Other significant expense items include depreciation and amortization, sales and marketing expenses and general and administrative expenses.

Cost of data communication services
Cost of data communication services consists primarily of costs related to our network, such as the costs of leasing and maintaining our networks, particularly the IRU agreement with KDDI for our nationwide network. Additional costs of data communication services consist of local access costs, maintenance costs and the costs associated with any additional operating leases that we enter into to implement our network development plan. The acquisition of rights to set local access charges (a service offered by us) resulted in including local access costs as part of cost of data communication services. The size of our network, the rate of growth in our revenues and costs of leasing dark fiber primarily determine the cost of data communication services expenses.

Expenses related to the IRU agreement with KDDI for dark fiber have been the largest component of cost of data communication service. For the year ended March 31, 2002, 35.7% of our cost of data communication service was related to the lease and maintenance fees attributable to the IRU agreement with KDDI. Under this IRU agreement, as modified in March 2002, the fixed portions of lease payments are as follows:

	Millions of Yen	
Year ending March 31,	Lease	Maintenance
2003	¥ 3,450	¥1,050
2004	3,950	1,050
2005	5,450	1,050
2006	6,061	1,050
2007	6,061	1,050
2008 and thereafter	12,122	2,100
Total	¥37,094	¥7,350

We reduced our total lease and maintenance payments through the amendment of the contract made in March 2002, based on a provision of the contract providing for renegotiation of lease payments in the event that the amount provided for becomes unreasonable based on changes in the telecommunications industry, general price levels and other factors. However, there is no assurance that KDDI will agree to reduced lease payments even if our expectation is realized.

We believe that the cost of data communications will continue to increase in absolute terms, but decrease as a percentage of our total revenue.

Depreciation and amortization

Our depreciation and amortization expenses are directly related to the amount of assets that we place in service and the rate of development of our network. During the year ended March 31, 2002, most of the depreciation and amortization expenses were related to the DWDM and SONET equipment that we installed on our network to provide the various services that we offer. As we continue to develop our nationwide, metropolitan and local infrastructure networks, we will incur significant construction costs and buy and deploy large amounts of equipment to prepare and improve the dark fiber in our network to be used for our various network services. As a result, our depreciation and amortization expenses will continue to increase, but we expect depreciation and amortization as a percentage of revenue to decrease.

Depreciation and amortization costs as a percentage of revenue have continued to increase, a trend which, barring the recognition of any extraordinary impairment changes, we expect to continue.

We have also entered into a long-term IRU contract for significant amounts of dedicated capacity between Japan and the United States with Asia Global Crossing. We treat this contract as a capital lease, and payments related to the contract are included in depreciation and amortization expenses and are spread over the remaining life of the lease.

Sales and marketing

Our sales and marketing expenses consist primarily of expenses related to marketing and general advertising, sales and marketing personnel expenses and commissions paid to IIJ and other third-party sales agents. Our sales and marketing expenses have increased significantly as we expanded our operations and as we increased our sales and marketing activities, but have decreased as a percentage of revenue. We believe that sales and marketing expenses will continue to increase, but will continue to decrease as a percentage of revenue. These increases will include higher in sales personnel expenses and expenses payable to sales agents, primarily in the form of commissions. With respect to commissions, those that we pay to IIJ and other third-party sales agents are generally between 5% and 20% depending on the services sold. Some of the sales and marketing expenses, such as advertising and sales promotion expenses, are temporary expenses and they may cause temporary increases in our sales and marketing expenses.

General and administrative expenses

Our general and administrative expenses primarily include expenses associated with our management, accounting and financing and administrative functions, including personnel expenses. These expenses have continued to increase in absolute terms as we grow our business and as we add additional staff, but have decreased as a percentage of total revenue. Although our general and administrative expenses are expected to increase as we add employees in our administrative division. We expect revenue growth to continue to outpace that of general and administrative expenses.

Interest expense, net

Interest expense, net is the most significant component of other income (expense). Interest expense, net was ¥721.2 million for the year ended March 31, 2002, a 156.8% increase from ¥280.8 million for the year ended March 31, 2001. As we expect to increase capital lease expenses and to implement bank borrowings based on our loan agreement, we expect that interest expense, net will continue to rise.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry and that are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition of ours or our subsidiaries or state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement.

Consolidated Balance Sheets

Crosswave Communications Inc. and Subsidiaries
March 31, 2001 and 2002

March 31,	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Current Assets:			
Cash and cash equivalents (Note 1)	¥24,039,851	¥ 8,675,543	$ 65,377
Accounts receivable, less allowance for doubtful accounts of ¥1,848 thousand and ¥25,384 thousand ($191 thousand) in 2001 and 2002, respectively (Note 4):	644,058	1,903,894	14,347
Receivable of proceeds from sale and lease back transaction	190,659	941,373	7,094
Refundable consumption tax and other current assets	1,062,243	796,163	6,000
Total current assets	25,936,811	12,316,973	92,818
Property and Equipment, net (Notes 1, 2, 4, 5 and 7):	31,368,009	48,599,299	366,235
Deposits and Other Assets, net of allowance for doubtful accounts of ¥160,574 thousand ($1,296 thousand) in 2001 and 2002 (Notes 2 and 3)	1,897,622	1,923,237	14,493
Total assets	¥59,202,442	¥62,839,509	$473,546

March 31,	Thousands of Yen 2001	Thousands of Yen 2002	Thousands of U.S. Dollars 2002
Current Liabilities:			
Current portion of capital lease obligations (Notes 1, 6 and 13)	¥ 1,935,208	¥ 3,814,719	$ 28,747
Current portion of long-term debt (Notes 7 and 13)	236,028	340,672	2,567
Accounts payable (Note 4)	4,599,700	9,537,552	71,873
Accrued expenses (Notes 2 and 4)	5,386,713	6,870,406	51,774
Other current liabilities	31,849	632,821	4,769
Total current liabilities	12,189,498	21,196,170	159,730
Capital Lease Obligations, less current portion (Notes 1, 6 and 13)	9,231,915	17,003,002	128,131
Long-Term Debt, less current portion (Notes 7 and 13)	7,648,127	7,869,864	59,306
Other Liabilities (Notes 1 and 8)	14,880	50,657	382
Total liabilities	29,084,420	46,119,693	347,549
Commitments and Contingencies (Notes 2, 6, 14 and 15)			
Minority Interest	84,540	79,917	602
Shareholders' Equity (Note 10 and 11):			
Common stock no par value; authorized 600,000 shares at March 31, 2001 and 2002; issued and outstanding 501,960 shares at March 31, 2001 and 2002	30,494,526	30,494,526	229,801
Additional paid-in capital	18,317,795	18,317,795	138,039
Accumulated deficit	(18,779,471)	(32,175,997)	(242,472)
Accumulated other comprehensive income (Note 12)	632	3,575	27
Total shareholders' equity	30,033,482	16,639,899	125,395
Total liabilities and shareholders' equity	¥ 59,202,442	¥ 62,839,509	$ 473,546

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

Crosswave Communications Inc. and Subsidiaries
For the years ended March 31, 2000, 2001 and 2002

For the years ended March 31,	Thousands of Yen 2000	Thousands of Yen 2001	Thousands of Yen 2002	Thousands of U.S. Dollars 2002
Revenue (Notes 1 and 4)	¥ 231,786	¥ 2,628,655	¥ 9,487,603	$ 71,497
Operating Costs and Expenses (Note 4):				
Cost of data communication services	6,098,725	9,513,127	16,150,915	121,710
Depreciation and amortization	841,648	2,306,980	3,842,815	28,959
Sales and marketing	431,019	632,983	1,094,193	8,245
General and administrative	520,311	1,138,943	1,264,492	9,529
	7,891,703	13,592,033	22,352,415	168,443
Operating loss	(7,659,917)	(10,963,378)	(12,864,812)	(96,946)
Other Income (Expense):				
Interest expense, net (Note 7)	(195,852)	(280,835)	(721,162)	(5,435)
Foreign exchange gain	10,121	553,001	270,473	2,038
Other, net	(3,646)	(170,931)	(85,648)	(645)
	(189,377)	101,235	(536,337)	(4,042)
Loss before minority interests and income taxes	(7,849,294)	(10,862,143)	(13,401,149)	(100,988)
Minority Interests in Consolidated Subsidiaries	–	15,302	4,623	35
Income Taxes (Notes 1 and 9)	–	–	–	–
Net loss	¥(7,849,294)	¥(10,846,841)	¥(13,396,526)	$(100,953)

Per Share Data (Note 1):	Japanese Yen			U.S. Dollars
Basic and dilutive net loss per share	¥ (46,643)	¥ (23,308)	¥ (26,688)	$ (201)
Weighted average number of common shares outstanding	168,285	465,366	501,960	501,960

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Crosswave Communications Inc. and Subsidiaries
For the years ended March 31, 2000, 2001 and 2002

For the years ended March 31,	Thousands of Yen 2000	Thousands of Yen 2001	Thousands of Yen 2002	Thousands of U.S. Dollars 2002
Common Stock:				
Balance, beginning of the year	¥ 6,353,934	¥ 19,854,796	¥ 30,494,526	$ 229,801
Common stock issued 272,000 shares and 101,960 shares for the years ended March 31, 2000 and 2001, respectively	13,500,862	10,639,730	–	–
Balance, end of the year	¥19,854,796	¥ 30,494,526	¥ 30,494,526	$ 229,801
Additional Paid-in Capital				
Balance, beginning of the year	¥ –	¥ –	¥ 18,317,795	$ 138,039
Common stock issued 101,960 shares for the year ended March 31, 2001, net of stock offering expenses	–	18,317,795	–	–
Balance, end of the year	¥ –	¥ 18,317,795	¥ 18,317,795	$ 138,039
Accumulated Deficits:				
Balance, beginning of the year	¥ (83,336)	¥ (7,932,630)	¥(18,779,471)	$(141,519)
Net loss	(7,849,294)	(10,846,841)	(13,396,526)	(100,953)
Balance, end of the year	¥ (7,932,630)	¥(18,779,471)	¥(32,175,997)	$(242,472)
Accumulated Other Comprehensive Income:				
Balance, beginning of the year	¥ –	¥ –	¥ 632	$ 5
Other comprehensive income, net of tax	–	632	2,943	22
Balance, end of the year	¥ –	¥ 632	¥ 3,575	$ 27

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Crosswave Communications Inc. and Subsidiaries
For the years ended March 31, 2000, 2001 and 2002

For the years ended March 31,	Thousands of Yen 2000	2001	2002	Thousands of U.S. Dollars 2002
Cash Flows from Operating Activities:				
Net loss	¥ (7,849,294)	¥(10,846,841)	¥(13,396,526)	$(100,953)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	841,648	2,306,980	3,842,815	28,959
Unrealized foreign currency exchange gain	(10,016)	(641,051)	(282,688)	(2,130)
Minority interest in net loss of consolidated subsidiaries	–	(15,302)	(4,623)	(35)
Changes in operating assets and liabilities:				
Increase in accounts receivable	(60,895)	(583,734)	(987,940)	(7,445)
Decrease (increase) in refundable consumption tax and other current assets	(274,087)	(823,162)	33,602	253
Increase (decrease) in accounts payable	585,102	(569,649)	2,149,641	16,199
Increase in accrued expenses and other current liabilities	2,784,331	2,624,055	2,338,841	17,625
Increase in other liabilities	–	14,880	35,777	269
Net cash used in operating activities	(3,983,211)	(8,533,824)	(6,271,101)	(47,258)
Cash Flows from Investing Activities:				
Purchases of property and equipment	(6,858,941)	(11,328,145)	(17,632,536)	(132,875)
Payments for deposits	(295,927)	(625,110)	(130,763)	(985)
Increase in other assets, net	(102,040)	(137,077)	(962,610)	(7,255)
Proceeds from sale and lease back of equipment	5,534,639	4,155,161	12,362,936	93,165
Net cash used in investing activities	(1,722,269)	(7,935,171)	(6,362,973)	(47,950)
Cash Flows from Financing Activities:				
Principal payments under capital lease obligations	(627,759)	(1,649,325)	(2,719,529)	(20,494)
Principal payments under installment loans	–	(92,312)	(287,737)	(2,168)
Proceeds from issuance of common stock, net of underwriting commissions	13,500,862	29,368,896	–	–
Proceeds from minority shareholders	–	100,000	–	–
Stock offering expenses	–	(404,357)	–	–
Net cash (used in) provided by financing activities	12,873,103	27,322,902	(3,007,266)	(22,662)
Effect of Exchange Rate Changes on Cash	–	946,582	277,032	2,088
Net (Decrease) Increase in Cash and Cash Equivalents	7,167,623	11,800,489	(15,364,308)	(115,782)
Cash and Cash Equivalent at Beginning of the Year	5,071,739	12,239,362	24,039,851	181,159
Cash and Cash Equivalents at End of the Year	¥12,239,362	¥ 24,039,851	¥ 8,675,543	$ 65,377
Supplemental Disclosures to Statement of Cash Flows:				
Cash paid during the year for:				
Income taxes	–	–	–	–
Interest expenses	¥ 198,457	¥ 517,073	¥ 835,473	$ 6,296
Non-cash transactions–additions to capital lease obligations and installment loans for acquisition of property and equipment during the year	¥12,089,208	¥ 11,288,511	¥ 12,991,345	$ 97,900

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Crosswave Communications Inc. and Subsidiaries
March 31, 2000, 2001 and 2002

1. DESCRIPTION OF BUSINESS, BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

Crosswave Communications Inc. (Crosswave) was established on October 28, 1998 as a joint venture among Internet Initiative Japan Inc. (IIJ), Sony Corporation (Sony) and Toyota Motor Corporation (Toyota) for the purpose of operating a nationwide fiber optic network for high-speed, large capacity data communications. Under the joint venture agreement dated January 26, 1999, the ownership interest in Crosswave of IIJ, Sony and Toyota on March 31, 2000 was 40%, 30% and 30%, respectively. On August 4, 2000, Crosswave issued an additional 86,960 shares of common stock, equivalent to 17,392,000 American Depository Shares (ADSs), through an initial public offering (IPO) on National Association of Securities Dealers Automated Quotations (NASDAQ) at $14 per ADS for ¥26,467,146 thousand. Simultaneously with the IPO, Crosswave made a private placement of 15,000 shares, which was equivalent to 3,000,000 ADSs, to IIJ at $14 per ADS for ¥4,565,400 thousand. In December 2000, IIJ purchased an additional 3,000,000 outstanding ADSs of Crosswave. As a result, the ownership interests of the original shareholders as of March 31, 2001 were 37.9% for IIJ, 23.9% for Sony and 23.9% for Toyota.

During the fiscal year ended March 31, 2001, Crosswave established three subsidiaries: Crosswave Facilities Inc. (CWF), Crosswave Services Inc. (CWS) and Crosswave Communications America, Inc. (CWCA). The initial capital investments in these subsidiaries are ¥150,000 thousand and ¥50,000 thousand in cash for CWF and CWS, respectively, and $233 thousand in cash and in an IRU for network capacity valued at $767 thousand for CWCA. Crosswave owns 60% of CWF, which mainly engages in maintenance of telecommunication facilities. CWS, wholly owned by Crosswave, performs customer service functions and other customer related administrative tasks on behalf of Crosswave. CWCA, a US-based corporation, also wholly owned by Crosswave, manages the US-side operations of the US-Japan international fiber optic network.

Crosswave is a Type I Carrier as designated by the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan, and is licensed to provide telecommunication services through its own telecommunication network facilities. The telecommunications industry in Japan is highly regulated and therefore regulatory matters could impact the ability of Crosswave and its subsidiaries (collectively the "Company") to conduct its business.

Crosswave has incurred net losses since inception as it continues to build its network and customer base. The Company intends to fund its future liquidity requirements through capital raising activities and/or funding from other sources including its existing shareholders. If these efforts are not successful, future operations of the Company will be adversely affected.

See Note 15 for a syndicated financing facilities agreement the Company entered into subsequent to the March 31, 2002.

Summary of Significant Accounting Policies

(a) Basis of Financial Statements

The Company maintains its books of accounts in conformity with financial accounting standards of Japan. The financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. The major adjustments include those related to accounting for leases, recognition of certain revenues, depreciation and amortization and accruals for certain expenses.

(b) Consolidation Policy

The consolidated financial statements include the accounts of Crosswave and three of its majority-owned subsidiaries, CWF, CWS and CWCA. All significant intercompany balances and transactions are eliminated in consolidation. Investments in which the Company has less than 20% ownership interest and in which there is no significant influence are accounted for under the cost method of accounting.

(c) Concentration of Risk

The Company is highly dependent on IIJ, its 37.9 % shareholder, not only as its main customer and its main sales agent but also for procurement of equipment and as a source of managerial and technical personnel and expertise. Revenue from IIJ and its subsidiaries and affiliates accounted for 86.2%, 64.4% and 43.2% of total revenue in the years ended March 31, 2000, 2001 and

2002, respectively. See also Note 4 for disclosures of related party transactions.

(d) Translation into U.S. Dollars

The Company maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate at Federal Reserve Bank of New York on March 29, 2002 of ¥132.70 to $1 solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) Revenue Recognition

The Company provides various network services, including high-speed backbone service, wide area Ethernet platform service and dial-up port service, and data center service directly to its customers on a fixed monthly fee basis, as well as through other carriers on a sales commission basis. Revenues from these services are recognized as the services are provided to customers.

Initial set-up fee revenues are deferred and recognized over the estimated average period that the customers are expected to remain connected to the system which the Company provides.

(g) Sources of Data Communication Services

As more fully described in Note 2, the Company relies on other data communication carriers through indefeasible right of use (IRU) contracts in units of capacity of data traffic connections operated by these carriers to provide data communication services to its customers. In addition to the part through such IRU contracts, the Company has its own network and is further building it out by installing fiber optic lines along national roadways into the conduits built by the Ministry of Land, Infrastructure and Transport.

The Company believes that its anticipated use of multiple carriers and its ability to use its own network developments will significantly mitigate concentration of supplier risks in this respect.

Cost of data communication services in the accompanying consolidated statement of operation consists primarily of lease and rental payments for use of data traffic connections.

(h) Loss Per Share

Basic and diluted earning per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares from outstanding stock options that are assumed to be exercised. No dilution has resulted from those shares, as the effect is antidilutive.

(i) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(j) Foreign Currency Translation

Purchases denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency accounts payable balances are restated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in other comprehensive income.

(k) Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization of property and equipment, including purchased software, is computed on a straight-line method using the following estimated useful lives.

Data communication equipment	3–30 years
Purchased software	5
Leasehold improvements	38 or 50
Other equipment	3–15

Property under capital lease, including certain IRUs, is depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(l) Capitalized Internal Use Software Costs
Under the provisions of Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests, as Purchased software within Property and Equipment in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are depreciated on a straight-line basis over the estimated useful life of each application.

(m) IRU Contracts
The Company has entered into various IRU contracts with data communication carriers for network data transmission capacity. Accounting for each IRU is based on whether it is a service contract or a lease under Statement of Financial Accounting Standards (SFAS) No.13 "Accounting for Leases." The Company has determined based on current industry practices and interpretations that each of its IRUs qualifies as a lease. Further classifications have been made as either an operating lease or a capital lease in accordance with the established criteria.

(n) Capital Leases
All leased property, including certain IRUs, meeting specified criteria under SFAS No. 13 are capitalized as property and equipment based on the present value of the future minimum lease payments.

(o) Long-Lived Assets
The Company's long-lived assets, primarily consisting of property and equipment and IRUs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment loss for long-lived assets for the years ended March 31, 2000, 2001 and 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 for the disposal of a business. The Company will adopt SFAS No. 144 on April 1, 2002 and does not expect that the adoption will have a material effect on the results of operations, financial position or cash flows.

(p) Derivative Financial Instruments
Effective April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings. There was no derivative instrument employed by the Company as of March 31, 2002. The Company has had a limited

use of forward exchange contracts and there was no derivative financial instruments employed at March 31, 2002.

(q) Retirement and Pension Plan
Crosswave has unfunded retirement benefits and non-contributory defined benefit pension plans which together cover substantially all of its employees who are not directors. These plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

(r) Income Taxes
Income taxes are provided based on income for financial reporting purposes. Deferred income taxes are recognized under the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided against assets which are not likely to be realized.

(s) Stock-Based Compensation
The Company accounts for its employee stock option plan under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees."

(t) Other Comprehensive Income
Other comprehensive income consists of the translation adjustment resulting from the translation of financial statements of a foreign subsidiary.

(u) Segment information
To date, as presented in the accompanying consolidated financial statements, the Company has managed its business and measured results based on a single data communication services operating segment with substantially all its facilities located in Japan.

(v) Advertising expense
Advertising expense is charged to income as incurred.

(w) Reclassification
Certain amounts for previous periods were reclassified to conform with the presentation of the year ended March 31, 2002.

(x) New Accounting Standards
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. The associated asset retirement costs are capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will adopt on April 1, 2003 and does not expect that the adoption will have a material effect on the results of operations, financial position or cash flows.

2. IRU CONTRACTS WITH CARRIERS

Significant IRU contracts that the Company has entered into are as follows:

On November 30, 1998, the Company entered into a contract with KDDI to purchase an IRU in units of capacity of a nationwide network of dark fiber in Japan for 10 years commencing from May 1999 through April 2009, which was then amended on March 15, 2002 with regard to the amounts of lease payments under the contract effective April 2002. Under this contract, as amended, the Company is obliged to make lease payments and maintenance fees to KDDI for the use of dark fiber. The contract is accounted for as an operating lease based on the criteria set forth in SFAS No. 13, "Accounting for Leases." The lease and maintenance expense is recognized on a straight-line basis over the term of the contract and the differences between such expenses and actual cash payments that fluctuate over the lease term are recorded as accrued expenses in the accompanying consolidated balance sheets. Lease expense under this operating lease amounted to ¥3,137,787 thousand, ¥3,501,215 thousand and ¥3,657,196 thousand ($27,560 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively. It was included in cost of data communication services in the accompanying consolidated statements of operations.

On October 8, 1999, the Company entered into a contract with Pacific Gateway Exchange (PGE) to purchase an IRU in units of dedicated capacity of an international data traffic connection on fiber optic lines between Japan and the United States for 20 years for $25,920 thousand, and made a prepaid contract fee of $1,296 thousand, which is included in deposits and other assets in the accompanying consolidated balance sheet as of March 31, 2000. During the fiscal year ended March 31, 2001, the Company canceled the contract and negotiated with PGE for the refund of the contract prepayment. Subsequently on December 29, 2000, PGE filed a voluntary petition under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court of the Northern District of California. As a result, the Company fully reserved the ¥160,574 thousand ($1,296 thousand) of the contract prepayment as of March 31, 2001 and 2002, and the related expenses are accrued and included in other expenses in the accompanying consolidated statement of operation for the year ended March 31, 2001.

On March 28, 2000, the Company also entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on fiber optic lines between Japan and the United States for the period from March, 2000 through December 2023, for the total contract price of $25,000 thousand. The Company paid the initial contract fee of $6,250 thousand (25% of the total contract price) upon signing of the contract in March 2000 and the remaining contract fee of $18,750 thousand in March 2001 in accordance with the payment schedule set forth in the contract. The contract is accounted for as a capital lease based on the criteria set forth in SFAS No. 13, and is recorded in property and equipment as a capitalized lease in the accompanying consolidated balance sheets. It is being depreciated on a straight-line basis over the contract term. The contract requires the Company to pay an annual maintenance fee of $150,000 per minimum capacity unit.

On March 31, 2000, Global Crossing assigned and transferred all of its rights and obligations under the contract dated as of March 28, 2000 to Asia Global Crossing, which was a subsidiary of Global Crossing.

According to the IRU contract with Asia Global Crossing, the Company activated five capacity units between Japan and the United States in the year ended March 31, 2000 and additional five in the year ended March 31, 2002.
The contract requires the Company to pay an annual maintenance fee of $150,000 per minimum capacity unit for the ten units, totaling $1,500,000.
The maintenance fee will be reduced by 2% per year after 3 years from activation of the capacity units in accordance with the contract, which will reduce the total minimal maintenance fee by $30,000 per year.

3. INVESTMENT IN JOINT VENTURE

The Company has acquired various investments in joint venture as follows:

Company name	Initial Acquisition Date	Ownership Percentage	Carrying Amount in Original Currency	Carrying Value (Thousands of Yen)
SKIP City Corporation (Saitama Japan)	Feb., 2000	5.13%	¥10,000 thousand	¥10,000
i-Heart, Inc. (Seoul, Korea)	Jun., 2000	3.17%	100,000,000 Won	¥9,890
Ayalaport Makati, Inc. (Manila, Philippines)	Oct., 2000	13.97%	37,400,000 Peso	¥82,404

Those investments with less than 20% ownership interest have been accounted for using the cost method of accounting and included in Deposits and other assets in the accompanying consolidated balance sheets.

Under the joint venture agreement related to SKIP City Corporation, an additional contribution is scheduled in February 2003, which ultimately decreases the Company's share in the joint venture to 2.02%.

On August 31, 2001, the Company and the other shareholders entered into a credit agreement to commit shareholder loans of up to 69,205 thousand Philippine Peso (¥181,317 thousand) aggregately, for operating and capital expenditure requirements of Ayalaport Makati, Inc. Interest rate under the agreement is 8.5% per annum, compounded monthly and each loan matures six months after the date of loan execution. The Company made loans of ¥10,763 thousand ($81 thousand) on December 14, 2001 and ¥14,065 thousand ($106 thousand) on January 31, 2002.

4. RELATED PARTY TRANSACTIONS

Summarized below are significant transactions with related parties for the years ended March 31, 2000, 2001 and 2002, and the related transaction balances as of March 31, 2001 and 2002.

	Thousands of Yen		
2000:	IIJ and Its Subsidiaries/ Affiliates	Sony and Its Subsidiaries/ Affiliates	Toyota and Its Subsidiaries/ Affiliates
Transactions:			
Revenue	¥ 199,914	¥ 12,555	¥ 1,701
Purchases of property	1,378,677	–	–
Operating costs and expenses	344,845	357,330	30,434

	Thousands of Yen		
2001:	IIJ and Its Subsidiaries/ Affiliates	Sony and Its Subsidiaries/ Affiliates	Toyota and Its Subsidiaries/ Affiliates
Transactions:			
Revenue	¥ 1,693,696	¥273,396	¥ 4,911
Purchases of property	538,141	–	14,000
Operating costs and expenses	550,007	49,909	53,258
Balances:			
Accounts receivable	326,528	54,097	1,411
Accounts payable	230,242	2,991	4,094

	Thousands of Yen		
2002:	IIJ and Its Subsidiaries/ Affiliates	Sony and Its Subsidiaries/ Affiliates	Toyota and Its Subsidiaries/ Affiliates
Transactions:			
Revenue	¥ 4,101,178	¥1,219,093	¥ 46,851
Purchases of property	2,435,025	5,601	4,500
Operating costs and expenses	1,111,213	92,117	52,576
Additions to capital lease obligations for acquisition of property	–	448,938	–
Principal payments under capital lease obligations	–	41,463	–
Interest expenses	–	7,606	–
Balances:			
Accounts receivable	526,290	257,384	12,320
Accounts payable and accrued expenses	875,007	2,442	3,954
Capital lease obligations	–	407,475	–

2002:	Thousands of U.S. Dollars		
	IIJ and Its Subsidiaries/ Affiliates	Sony and Its Subsidiaries/ Affiliates	Toyota and Its Subsidiaries/ Affiliates
Transactions:			
Revenue	$30,906	$9,187	$353
Purchases of property	18,350	42	34
Operating costs and expenses	8,374	694	396
Additions to capital lease obligations for acquisition of property	–	3,383	–
Principal payments under capital lease obligations	–	312	–
Interest expenses	–	57	–
Balances:			
Accounts receivable	3,966	1,940	93
Accounts payable and accrued expenses	6,594	18	30
Capital lease obligations	–	3,071	–

The Company has management service agreements with IIJ, Sony and Toyota under which directors, managerial and technical employees are seconded from these shareholders to the Company, whose services are charged as service fees to the Company based principally on their payroll costs. Operating costs and expenses presented in the table above included service fees paid for such services to IIJ, Sony and Toyota totaling ¥301,335 thousand, ¥27,653 thousand and ¥30,256 thousand, respectively, for the year ended March 31, 2000, ¥478,286 thousand, ¥43,160 thousand and ¥52,145 thousand, respectively, for the year ended March 31, 2001 and ¥772,199 thousand ($5,819 thousand), ¥39,835 thousand ($300 thousand) and ¥50,261 thousand ($379 thousand), respectively, for the year ended March 31, 2002.

During the year ended March 31, 2000, the Company paid Intervision Inc., a subsidiary of Sony, ¥317,852 thousand for advertising and promotion services provided by Intervision Inc., which is included in operating costs and expenses in the table above.

5. PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2001 and 2002 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Property and equipment, at cost:			
Capitalized leases, primarily data communication equipment	¥16,233,830	¥28,826,179	$217,228
Data communication equipment	3,452,584	6,862,000	51,711
Purchased software	390,591	391,536	2,951
Land	8,000,032	8,000,032	60,287
Leasehold improvements and other equipment	334,528	373,592	2,815
Construction in progress	6,051,795	10,832,440	81,631
	34,463,360	55,285,779	416,623
Less: accumulated depreciation	(3,095,351)	(6,686,480)	(50,388)
Property and equipment, net	¥31,368,009	¥48,599,299	$366,235

6. LEASES

The Company uses fiber optic lines and occupies conduits where the Company installs its own fiber optic lines under non-cancelable lease contracts. The Company also uses various data communication equipment, including DWDM and SONET, under capital lease contracts. The Company is obliged to make lease payments under such lease contracts, which expire at various dates during the next nineteen years.

At March 31, 2001 and 2002, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Capitalized leases, primarily data communication equipment	¥16,233,830	¥28,826,179	$217,228
Less accumulated depreciation	(2,816,321)	(5,968,309)	(44,976)
	¥13,417,509	¥22,857,870	$172,252

Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Future minimum lease payments under capital leases and non-cancelable operating leases as of March 31, 2002 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars	
Year ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2003	¥ 4,745,655	¥ 755,334	$ 35,762	$ 5,692
2004	4,711,678	634,972	35,506	4,785
2005	4,672,607	554,012	35,212	4,175
2006	4,767,980	546,631	35,930	4,119
2007	2,545,026	525,890	19,179	3,963
2008 and thereafter	2,148,120	2,787,758	16,188	21,008
Total minimum lease payments	23,591,066	¥5,804,597	177,777	$43,742
Less amount representing interest (rates ranging from 1.65% to 7.44%)	(2,773,345)		(20,899)	
Present value of net minimum payments	20,817,721		156,878	
Less current portion	(3,814,719)		(28,747)	
Non current	¥17,003,002		$128,131	

The Company purchased data communication equipment totaling ¥2,578,720 thousand and ¥12,302,815 thousand ($92,711 thousand) which was in turn sold to leasing companies and leased back as a capital lease during the years ended March 31, 2001 and 2002, respectively. Such equipment was included in capital leases described above. There was no gain or loss realized from these sale and lease back transactions.

As explained in Note 2, the Company is obliged under a non-cancelable IRU contract with KDDI accounted for as an operating lease. As of March 31, 2002, future minimum lease payments under this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

Year ending March 31,	Thousands of Yen		Thousands of U.S. Dollars	
	Lease	Maintenance	Lease	Maintenance
2003	¥ 3,450,000	¥1,050,000	$ 25,999	$ 7,913
2004	3,950,000	1,050,000	29,766	7,913
2005	5,450,000	1,050,000	41,070	7,913
2006	6,061,000	1,050,000	45,674	7,913
2007	6,061,000	1,050,000	45,674	7,913
2008 and thereafter	12,122,000	2,100,000	91,349	15,823
Total minimum payments	¥37,094,000	¥7,350,000	$279,532	$55,388

The Company occupies offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for such cancelable leases totaled ¥336,510 thousand, ¥830,976 thousand and ¥1,235,877 thousand ($9,313 thousand), respectively for the years ended March 31, 2000, 2001 and 2002.

7. LONG-TERM DEBT

Long-term debt at March 31, 2001 and 2002 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Long-term installments payable for the purchases of data communication equipment, with interest rate of 4.36%, secured by the equipment, due the years ending March, 2002-2007	¥ 1,484,130	¥1,248,101	$ 9,406
Long-term installments payable for the purchases of data communication equipment, with interest rate ranging from 3.93% to 4.39%, secured by the equipment, due the years ending March, 2002-2008	–	562,410	4,238
Long-term installments payable for the purchase of land with interest rate 2.85%, secured by the land, and matures in August 2010	6,400,025	6,400,025	48,229
Total long-term debt	7,884,155	8,210,536	61,873
Less current portion	(236,028)	(340,672)	(2,567)
	¥ 7,648,127	¥7,869,864	$ 59,306

The schedule of the future principal payment is as follows:

Year ending March 31,	Thousands of Yen	Thousands of U.S. Dollars
2003	¥ 340,672	$ 2,567
2004	355,637	2,680
2005	371,260	2,798
2006	986,927	7,437
2007	1,531,382	11,540
2008 and thereafter	4,624,658	34,851
Total	¥8,210,536	$61,873

On September 29, 2000, the Company entered into a long-term installment loan to purchase land located in Yokohama, Kanagawa prefecture, Japan. The total principal of the loan is ¥8,000,032 thousand with interest rate of 2.85%, ¥1,600,006 thousand of which was paid as an initial down payment upon the inception of the loan. The principal is payable in ten semi-annual installments commencing from February 2006 after interest only payments for the first five years. The installment loan is secured by the land where the construction of a data center is currently in progress.

The Company incurred interest expense totaling ¥669,013 thousand and ¥835,169 thousand ($6,294 thousand) in the years ended March 31, 2001 and 2002, respectively, of which ¥91,591 thousand and ¥182,400 thousand ($1,375 thousand), respectively, were capitalized as cost of the related construction.

8. EMPLOYEE RETIREMENT AND PENSION PLANS

On April 1, 2000, the Company established an unfunded defined benefits pension plan and a severance indemnity plan. Under these plans, all of the Company's employees are entitled, upon voluntary retirement after 15 years or more service, or upon mandatory retirement at age 60, to a 10-year-period of annuity payments (or lump-sum severance indemnities) based on the rate of payroll at the time of retirement, length of service and certain other factors. The Company's employees who do not meet these conditions are entitled to lump-sum severance indemnities.

Net periodic pension cost for the year ended March 31, 2001 and 2002 included the following components:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Service cost	¥14,759	¥28,335	$214
Interest cost	121	442	3
Expected return on plan assets	–	–	–
Net amortization and deferral	–	358	3
Net periodic cost	¥14,880	¥29,135	$220

The funded status as of March 31, 2001 and 2002 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Change in benefit obligation:			
Benefit obligation, beginning of year	¥ –	¥ 22,108	$ 167
Service cost	14,759	28,335	214
Interest cost	121	442	3
Actuarial loss	7,228	19,041	143
Benefit paid	–	–	–
Benefit obligation, end of year	22,108	69,926	527
Funded status	(22,108)	(69,926)	(527)
Unrecognized net loss	7,228	25,911	195
Net amount recognized	¥(14,880)	¥(44,015)	$(332)

Actuarial assumption as of March 31,	2001	2002
Weighted-average discount rate	2%	2%
Rate of increase in future compensation levels	3%	3%
Expected long-term rate of return on plan assets	–	–

The accrued pension liability of ¥14,880 thousand and ¥44,015 thousand ($332 thousand) is included in other liabilities in the accompanying consolidated balance sheet as of March 31, 2001 and 2002, respectively.

9. INCOME TAXES

The Company is subject to national, municipal and local taxes in Japan based on income. Deferred income taxes were principally calculated at the rate of 42%.

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Deferred tax assets:			
Net operating loss carryforwards	¥ 5,542,131	¥ 10,247,210	$ 77,221
Accrued expenses	2,229,758	2,872,780	21,648
Other current liabilities	19,756	251,658	1,896
Lease obligation	134,084	235,912	1,778
Depreciation	44,976	44,976	339
Other	20,131	33,670	254
Total gross deferred tax assets	7,990,836	13,686,206	103,136
Less valuation allowance	(7,833,293)	(13,393,142)	(100,928)
Deferred tax assets	157,543	293,064	2,208
Deferred tax liabilities:			
Stock issuance cost	118,763	176,156	1,327
Capitalized interest	38,468	115,076	867
Other	312	1,832	14
Total gross deferred tax liabilities	157,543	293,064	2,208
Net deferred tax assets	¥ –	¥ –	$ –

Because of the uncertainty in realization of the future tax benefits, the net deferred tax assets at March 31, 2001 and 2002 are fully offset by a valuation allowance.

At March 31, 2002, the Company had net operating loss carryforwards for income tax purposes of ¥24,398,119 thousand ($183,859 thousand) which were available to offset future taxable income as follows.

Expiring in the year ending March 31,	Thousands of Yen	Thousands of U.S. Dollars
2003	¥ –	$ –
2004	–	–
2005	128,552	969
2006	4,966,749	37,428
2007	8,005,611	60,329
2008 and thereafter	11,297,207	85,133
Total	¥24,398,119	$183,859

10. SHAREHOLDERS' EQUITY

Under the Japanese Commercial Code (the "Code"), the amount available for dividends is based on retained earnings as recorded on the books of account maintained in conformity with accounting principals and practices generally accepted in Japan ("Japanese GAAP"). At March 31, 2002, the accumulated deficit recorded on Crosswave's books of account under Japanese GAAP was ¥24,624,110 thousand ($185,562 thousand), and therefore no dividends may be paid at the present time.

Under the Code, at least 50 percent of the issue price of new shares is required to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issuance costs less the applicable tax benefits, are credited to additional paid-in capital.

Effective October 2001, the Code has no longer required minimum par value of share issued. The par value description on the Company's consolidated balance sheets has changed to "no par" accordingly.

On May 11, 2000, a decrease in the number of authorized shares from 1,600,000 to 600,000 was approved at the shareholders meeting.

11. EMPLOYEE STOCK OPTIONS

In August 2000, the Company established stock option plans under which employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at the grant date, vested over two-year period, and expire in ten years after the grant date.

A summary of option transactions under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, April 1, 2000	–	–
Granted	3,800	¥318,578
Outstanding, April 1, 2001	3,800	318,578
Granted	2,225	34,190
Outstanding, March 31, 2002	6,025	¥213,555

For the total 6,025 outstanding shares as of March 31, 2002, the weighted average remaining contractual life is eight years, and no share is reserved.

The Company has accounted for these stock options granted under APB No. 25, "Accounting for Certain Transactions Involving Stock Compensation." There has been no compensation costs recorded, as there was no intrinsic value to the options at the date of grant.

Impact of compensations costs, had the Company elected to recognize compensation costs based on the fair value method according to the provisions of SFAS No. 123, on the Company's net income and earnings per common share would have been insignificant.

12. OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Accumulated other comprehensive income, beginning of the year:	¥ –	¥ –	¥ 632	$ 5
Foreign currency translation adjustments, net of tax	–	632	2,943	22
Accumulated other comprehensive income, end of the year:	¥ –	¥632	¥3,575	$27

Accumulated other comprehensive income as of March 31, 2001 and 2002 represent translation adjustments in the amount of ¥632 thousand and ¥3,575 thousand ($27 thousand), respectively.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

For financial instruments other than capital lease obligations and long-term debt, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of capital lease obligations and long-term debt at March 31, 2001 and 2002 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Capital lease obligations	¥11,764,087	¥21,859,848	$164,731
Long-term debt	9,450,043	8,120,207	61,192

14. COMMITMENTS

For the network construction, the Company has placed firm orders to purchase related materials and equipment amounting to approximately ¥12.9 billion ($97.1 million) as of March 31, 2002.

15. SUBSEQUENT EVENT

On May 21, 2002, the Company entered into a syndicated financing facilities agreement ("Agreement") with four Japanese commercial banks for the total amount of ¥20 billion. The Agreement consists of six-year long-term loans of up to ¥15 billion ("Tranche A") and a short-term line of credit up to ¥5 billion ("Tranche B").

Tranche A is secured by substantially all assets of the Company and is limited for the purposes of project costs including capital expenditures for network and data center construction and other operating expenses as defined in the Agreement. Tranche A can be drawn down as necessary over the first two-year period according to the mutually agreed business plan, if the Company could meet certain predetermined quantitative thresholds. Such thresholds are set based on the mutually agreed business plan in terms of cumulative sales amount, cumulative number of customers, and cumulative operating income/loss before depreciation and amortization, and are monitored by the banks for the purpose of determining the amount of draw down available. Tranche A loans bear interest at TIBOR (Tokyo Interbank Offered Rate) plus 2.95% per annum and would be repaid in eight equal semi-annual installments commencing from October 2004.

Tranche B is available for operating purposes and can be drawn up to the amount of outstanding accounts receivable balance for a maximum of three months during the contract period. Tranche B bears interest at the short-term prime rate plus 0.3% per annum.

The Agreement requires the Company to maintain project accounts with the agent bank in which all cash receipts of the Company need to be deposited during the term of financing. Withdrawals from such accounts are restricted for the Company's operational purposes only and require the banks' approval.

Financial covenants include sales amounts set based on the mutually agreed business plan during the six-year period of the financing, as well as debt-equity ratio and debt-service coverage ratio. Those financial covenants and the quantitative thresholds for Tranche A draw down are set and monitored based on accounting principles generally accepted in Japan for the Company on an only parent company basis. Technical defaults on these financial covenants may cause the banks to demand payback of the loans.

On May 21, 2002, in connection with the financing, IIJ entered into a Cash Deficiency Support Agreement ("CDS Agreement") with the Company and the bank consortium. In accordance with the provisions of the CDS Agreement, IIJ deposited ¥5 billion into a restricted account with a participating bank at the end of May 2002. Under the terms of the CDS Agreement, the deposited cash will be restricted over the period in which the loans are outstanding and may only be used for debt service in the event the Company is otherwise unable to meet scheduled payments under the Agreement. IIJ is not liable under the terms of the CDS Agreement for any amounts in addition to the ¥5 billion. Any restricted cash withdrawn under the CDS Agreement will result in a corresponding unsecured funding to the Company by IIJ that will be subordinate to the loans outstanding under the Agreement. The CDS Agreement provides that any such funding between the Company and IIJ may be invested, based on the outcome of future negotiations as loans, bonds or equity of the Company.

In connection with the financing, the Company has granted stock acquisition rights to the bank consortium and IIJ for a consideration. These granted stock acquisition rights are exercisable for a period from June 6, 2002 to May 31, 2009 at an exercise price of $1.50 per ADS, which represents a 50% premium over the closing market price of the Company's ADSs as of May 9, 2002, for an aggregate of 30,000 common shares of the Company's common stock, equivalent to 6,000,000 ADSs. These stock acquisition rights may be exercised to result in dilution to the other shareholders of their share ownership percentages.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Crosswave Communications Inc.:

We have audited the accompanying consolidated balance sheets of Crosswave Communications Inc. and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crosswave Communications Inc. and subsidiaries as of March 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis set forth in Note 1.

Asahi & Co.

Tokyo, Japan

June 5, 2002

Advanced Services

Wide-area Ethernet Platform Service

Unlike conventional point-to-point communications services, this is a platform-type network service offering Crosswave's high-speed, high-volume broadband network and nationwide access points as a platform. With available speeds ranging from 128kbps to 100Mbps, Crosswave provides a flexible response to multipoint bandwidth needs.

A new charge system based on the number of connection ports and the range of utilization underpins the construction of new communications networks that offer a wide choice of bandwidths, no longer restricted by distance. Shortly after its launch, this simple and user-friendly service has been well accepted by Japanese corporations as one of the best solutions for reshaping their internal networks.



Data Center
*AP: Access Point
Head Office
Ethernet terminal
Customer Site 3
AP
AP
Crosswave backbone
Customer Site 1
Ethernet terminal
Customer Site 2
AP
AP
"Point-to-Point" Network
Head Office
Branch
Factory
Factory
Branch
Branch
"Multipoint-to-Multipoint" Network
Branch
Factory
Branch
Ethernet Platform
Branch
Head Office
Branch
Data Center
Factory

Wide-area IP Platform Service

Designed for companies with many stores or offices, this platform-type network service provides coverage of the entire country with a combination of Crosswave's high-capacity, high-speed network and inexpensive broadband access circuits, such as ADSL and optical access.

High-Speed Backbone Service

This service offers dedicated lines connecting two points with Crosswave's ultra-high-speed network. Data capacities include gigabit Ethernet and range from 1.5Mbps to 9.6Gbps. Used in conjunction with our data center services, the High-Speed Backbone Service is suitable for the core networks of Internet Service Providers (ISPs) and companies needing high levels of reliability.


Data Center
Data Center
User
User
Crosswave access point
Crosswave access point
Access lines
Crosswave backbone network (High-speed backbone)
Access lines

Dial-up Port Service

Targeted mainly at value-added network operators, such as ISPs, this service allows customers to offer nationwide dial-up access to their own networks via our network through our access points located in 81 cities throughout Japan. Authorized users who want to access a network supported by this service call the phone number of the closest access point using a telephone or ISDN line. The call is then transmitted over our network to the remote access server of the customer's network located in our data centers.

Metro Wave Service

As of March 2002, this new end-to-end broadband multi-interface service is offered connecting six points in Tokyo and will be progressively expanded to other areas in Tokyo as well as to Yokohama, and Saitama. This service is also used as the access lines for our High-Speed Backbone Service and Wide-area Ethernet Platform Service.

Data Center Service

In seven sites around Japan, Crosswave operates data centers linked with an ultra-high-speed, high-capacity network that makes distance irrelevant. With networks and robust facilities in operation year-round 24 hours a day, Crosswave is able to offer the highest level of reliability and value-added services available in Japan. (Please refer to the chart on page 7.)

Glossary of Terms

Access point: In the case of Crosswave, a point where connections may be made with Crosswave's network.

ATM: Asynchronous Transfer Mode. ATM is a high-bandwidth, low-delay, high-speed transmission technology. ATM is a communications standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver voice, video, and data traffic at varying rates.

Backbone: A centralized high-speed network that connects smaller, independent networks.

Bandwidth: The number of bits of information that can move over a communications medium in a given amount of time. Typically measured in kbps, Mbps, and Gbps.

Co-location: A service whereby a service provider places customers' servers and/or network equipment on its premises.

Dark fiber: Unused fiber through which no light is transmitted or an installed fiber-optic cable not carrying a signal. When dark fiber is leased, it is sold without accompanying transmission service; customers are expected to put their own electronics and signals on the fiber and make it light.

Dedicated line: A telecommunications line dedicated or reserved for use by particular customers along predetermined routes.

DWDM: See WDM.

Ethernet: A local-area network (LAN) protocol that uses a bus or star topology and supports data transfer rates of 10Mbps, 100Mbps, or 1 gigabit The 10Mbps Ethernet is also called 10Base-T. It is one of the most widely implemented LAN standards. A newer version of Ethernet, called 100Base-T (or Fast Ethernet), supports data transfer rates of 100Mbps. The newest version, Gigabit Ethernet, supports data rates of 1 gigabit (1,000 megabits) per second.

Firewall: A firewall is a set of related programs, located at a network gateway server, that protects the resources of a private network from users from other networks.

Frame relay: A communications standard that is optimized for efficient switching of variable-length data packets.

Gbps: Gigabits per second. A measure of digital information transmission rates. One Gbps equals 1,000Mbps, or one billion bps. At a transmission rate of 1Gbps, this entire annual report can be received in less than one second.

IP: Internet protocol.

IP-VPN: A routed link between two or more points across a heterogeneous network topology with various degrees of security that ensure privacy for all parties.

ISP: Internet service provider.

kbps: Kilobits per second. A measure of digital information transmission rates. One kbps equals 1,000bps.

LAN: Local Area Network. A data communications network designed to interconnect personal computers, workstations, minicomputers, file servers, and other communications and computing devices within a localized environment.

Lit fibers: Fibers that have been prepared, or lit up, to transmit data.

Mbps: Megabits per second. A measure of digital information transmission rates. One Mbps equals 1,000kbps, or one million bps.

Port: An entrance to or an exit from a network. The interface where a customer enters the network or where data enters the network.

Rack: An equipment rack. The standard rack in the telecommunications industry is 19 inches wide at the front. Telecommunications, computer, and networking equipment is specifically designed to fit into a standard rack. A rack is typically made of aluminum or steel, onto which equipment is mounted. A rack is typically anchored by attaching it to a building's ceilings or walls.

Router: A device that forwards data packets between interconnected network segments.

Routing: Routing is the technique by which data finds its way from one host computer to another. In the Internet context, there are three major aspects of routing
1. Physical address determination
2. Selection of inter-network gateways
3. Symbolic and numeric addresses

Server: Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. The term also refers to the computer on which server software runs.

SONET: Synchronous Optical Network. The North American Synchronous Optical Network standard for telecommunications transmission using fiber-optic cables. It provides a uniform set of protocols for the management of high-bandwidth services, including a multiplexing structure.

VoIP: Voice over Internet Protocol.

VPN: VPN solutions support remote access and private data communications over public networks as a cheaper alternative to leased lines. VPN clients communicate with VPN servers utilizing a number of specialized protocols.

WAN: Wide Area Network. A network spanning a wide geographic area.

WDM, DWDM: Wavelength Division Multiplexing. A transmission technology that multiplexes several optical signals with differing wavelengths into a single optical fiber medium. This technology enables significant increases in the volume of information conveyed via an optical cable. DWDM is Dense WDM.

xDSL: A term referring to a variety of new Digital Subscriber Line technologies, such as SDSL, ADSL, HDSL, and VDSL. Some of these varieties are asymmetric with different data rates in the downstream and upstream directions; others are symmetric. Downstream speeds range from 160kbps to 2Mbps (SDSL) and from 1.5Mbps to 9Mbps (ADSL).

Corporate Data

(As of March 31, 2002)

Crosswave Communications Inc.
Headquarters
Crest Yasuda Bldg., 3-21, Kanda Nishikicho,
Chiyoda-ku, Tokyo 101-0054, Japan
TEL: +81-3-5205-4500
FAX: +81-3-5205-4501
URL: http://www.cwc.co.jp/
E-MAIL: info@cwc.co.jp

Takebashi Yasuda Bldg., 3-13, Kanda Nishikicho,
Chiyoda-ku, Tokyo 101-0054, Japan

Tokyo Sankei Bldg., 23F, 1-7-2, Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan

Osaka Branch
Edobori Center Bldg., 19F, 2-1-1, Edobori,
Nishi-ku, Osaka 550-0002, Japan

Nagoya Branch
Nagoya Mitsui Bldg., Honkan 3F, 1-24-30, Meieki-minami,
Nakamura-ku, Nagoya 405-0003, Japan

Toyota Liaison Office
Fujikake Tekko Bldg., 5F, 4-25-13, Nishi-machi,
Toyota 471-0025, Japan

Established
October 28, 1998

Number of Employees
236 (all staff, excluding management)

Capital
¥30.6 billion

Number of Shares of Common Stock
Authorized: 600,000
Issued and outstanding: 501,960
Common stock: 415,000 shares
ADS: 17,392,000 (equivalent to 86,960 shares)

Principal Shareholders

Internet Initiative Japan Inc.	37.9%
Sony Corporation	23.9
Toyota Motor Corporation	23.9

Securities Traded
U.S. NASDAQ (ticker: CWCI)

Independent Public Accountants
Asahi & Co.

Depositary
Morgan Guaranty Trust Company of New York
60 Wall Street, New York, NY 10260, U.S.A.
TEL: +1-212-648-6764
US TOLL FREE: 800-997-8970
URL: http://www.adr.com/

Board of Directors (As of June 25, 2002)

President:	Koichi Suzuki
Chief Executive Officer:	Akio Onishi
Chief Financial Officer:	Yasuharu Fushimi
Executive Director:	Takehisa Hayashi
Directors:	Senji Yamamoto Katsushi Hattori
Executive Officers:	Toshiya Asaba Hisao Inaba Kanetake Imai
Statutory Auditors:	Hiromichi Koike Masako Tanaka Takemi Nagasaka Hideki Matsushita

Investor Relations
Crosswave Communications Inc.
Investor Relations Office
Takebashi Yasuda Bldg., 3-13, Kanda Nishikicho,
Chiyoda-ku, Tokyo 101-0054, Japan
TEL: +81-3-5205-4580
FAX: +81-3-5205-4581
E-MAIL: ir@cwc.co.jp

U.S. Contact
Citigate Financial Intelligence
TEL: +1-212-688-6840 (US)
FAX: +1-212-838-3393 (US)

If you would like to receive our press releases, including quarterly earnings results, by e-mail, please contact us by e-mail or fax and provide your full name, e-mail address, and company name.
register@cwc.co.jp or +81-3-5205-4581 (fax)

Crosswave Communications Inc.
Crest Yasuda Bldg., 3-21, Kanda Nishikicho,
Chiyoda-ku, Tokyo 101-0054, Japan
TEL: +81-3-5205-4500
FAX: +81-3-5205-4501
URL: http://www.cwc.co.jp/

Printed in Japan